As filed with the Securities and Exchange Commission on March  12, 2001
							Registration No.  33-________

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM SB-1

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        VECTOR ENERGY CORPORATION
               (Name of small business issuer in its charter)


        Texas                        1311                       76-0582614
(State or jurisdiction        (Primary Standard              (I.R.S. Employer
  of incorporation or      Industrial Classification       Identification No.)
     organization)                Code Number)

             11757 Katy Freeway, Suite 950, Houston, Texas 77079
                                (281) 589-2526
         (Address and telephone number of principal executive offices)

             11757 Katy Freeway, Suite 950, Houston, Texas 77079
         (Address of principal place of business or intended principal place of business)

                              Stephen F. Noser
             11757 Katy Freeway, Suite 950, Houston, Texas 77079
                               (281) 589-2526
         (Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                   CALCULATION OF THE REGISTRATION FEE
 ----------------------------------------------------------------------------
|Title of each class| Dollar amount |          |              |   Amount of  |
|of securities to be| to be | Offering | Shares to be | registration | | registered | registered | price | registered | fee |
 ----------------------------------------------------------------------------
|    Common Stock,  |               |          |              |              |
|  $0.001 par value | $3,675,797.50 |  $0.184  |  20,000,000  |   $918.95    |
 ----------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 ___; Alternative 2 _X_

                                PROSPECTUS

                        VECTOR ENERGY CORPORATION
                             20,000,000 Shares
                      Common Stock, $0.001 Par Value

On December 27, 2000 the Company sold 3,000 shares of Class A-1 Cumulative Convertible Preferred stock for total consideration of $3,000,000. The shares were sold to one investor under a stock purchase agreement, under which the Company received the relinquishment of $3,000,000 in previously existing secured debt held by the investor. Under the terms of the preferred stock, the holder of such stock is required to convert the preferred stock into shares of common stock immediately upon the registration of the common stock. Each share of preferred stock converts into an number of Initial Shares equal to $1,000 worth of common stock at a price equal to the lesser of (i) $0.50 per share or (ii) ninety percent (90%) of the Average Market Price. The Average Market Price is defined as the average of the highest bid and lowest asked prices of the common stock over a period of twenty-one consecutive Trading Days ending on the Trading Day immediately prior to the date of conversion. In addition, following the conversion, the holder of each preferred share prior to conversion will also be entitled to receive a number of Contingent Shares equal to one hundred ten percent (110%) of the Liquidation Value of such share divided by the Average Market Price on the first anniversary of the Conversion Date minus the number of Initial Shares. The Liquidation Value is an amount equal to all declared and unpaid dividends and distributions, in any, on the preferred stock plus $1,000. The Company is required to register the resale of the common stock with the Securities and Exchange Commission. On December 27, 2000 the closing price of the Common Stock, which is quoted on the Electronic Bulletin Board under the symbol "VECT", was $0.125 per share.

On October 19, 2000, the Company sold 543,197 shares of common stock together with a warrant to purchase 543,197 shares of common stock at $0.50 per share and an undivided 2.2% working interest in two nonproducing oil and gas wells to a private investor for a total consideration of $100,000 in cash. The investor is also entitled to recoup his investment out of future production from the wells, if any. On October 19, 2000, the closing price of the common stock was $0.24 per share. Under the agreement, the investor has the right to participate in this registration.

On October 27, 2000, the Company sold 407,398 shares of common stock together with a warrant to purchase 407,398 shares of common stock at $0.50 per share and an undivided 2.2% working interest in two nonproducing oil and gas wells to a private investor for a total consideration of $100,000 in cash. The investor is also entitled to recoup his investment out of future production from the wells, if any. On October 27, 2000, the closing price of the common stock was $0.155 per share. Under the agreement, the investor has the right to participate in this registration.

Both of the transactions in October, 2000 will be treated by the Company as loans repayable out of production for accounting purposes. The stock issued will be booked at its fair market value and treated as a loan cost to be amortized over the life of the loan.

The purpose of this Registration Statement is to register for sale to the public by the investors described above (i) the common stock into which the preferred stock will convert, (ii) the common stock sold to the private investors and (iii) the common stock which may be issued pursuant to the warrant agreements.

THE COMMON STOCK OFFERRED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS MARCH __, 2001

                         AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W.,
Washington, D.C. 20549, as well as the regional offices of the Commission located at 1801 California Street, Suite 4800 Denver, Colorado, 80202.
Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form SB-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto.
Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                             PROSPECTUS SUMMARY



The following summary information is qualified in its entirety by the detailed information and financial information appearing elsewhere in this Prospectus. This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including without limitation the statements under "Business", "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the nature of the Company's oil and gas reserves, productive wells, acreage, and drilling activities, the adequacy of the Company's financial resources, current and future industry conditions and the potential effects of such matters on the Company's business strategy, results of operations and financial position, are forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, no assurance can be given that such expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from expectations ("Cautionary Statements"), including without limitation fluctuations of the prices received for the Company's oil and natural gas, uncertainty of drilling results and reserve estimates, competition from other exploration, development and production companies, operating hazards, abandonment costs, the effects of governmental regulation and the leveraged nature of the Company, are stated herein in conjunction with the forward-looking statements or are included under the caption "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Unless the context requires otherwise, all references herein to the "Company" or "Vector" mean Vector Energy Corporation and its wholly owned subsidiary, Vector Exploration, Inc.

                              THE OFFERING

Common stock offered by Vector 					                  None

Common stock offered by the Selling Stockholders			   20,000,000 shares

Common stock outstanding after the offering			        50,219,215 shares

Use of Proceeds							                                The Company will not
									                                             receive any proceeds
									                                             from the shares
                                             									offered hereby

                              THE COMPANY

Vector Energy Corporation was incorporated under the laws of the State of Texas on June 18, 1998 as a wholly owned subsidiary of Sunburst Acquisitions II, Inc. The Company was formed for the purpose of completing a reverse merger with Sunburst in order to change Sunburst's name to Vector Energy Corporation and its state of incorporation from Colorado to Texas.

The Initial focus of Vector Energy Corporation was the acquisition and development of oil and gas properties with near term revenue generating capability and future development potential utilizing a combination of the issuance of its common stock and equity and debt financing. The Company's management, during their respective careers, have made numerous contacts in the oil and gas industry and have accumulated knowledge concerning location, current ownership, and other information with respect to certain oil and gas properties.

On May 8, 1998, the Company completed its first acquisition of properties by executing a series of asset purchase agreements. The properties acquired consisted of operated wells located primarily in East Texas and North Louisiana, a waterflood project in West Texas, and non-operated and royalty interests in wells located primarily in Oklahoma and Kansas. These acquisitions were made utilizing the issuance of common and preferred stock and the assumption of bank debt and other liabilities.

On November 4, 1998, the Company completed its second acquisition of properties through the execution of an asset purchase and sale agreement utilizing the issuance of common stock and the assumption of bank debt and other liabilities. The properties acquired consisted of operated wells located in Oklahoma, Texas and Louisiana.

On March 6, 2000, the Company completed its third acquisition of properties through a purchase and sale agreement executed under an approved plan of reorganization in the seller's bankruptcy proceeding. The property acquired consisted of a block located in the Offshore Texas, Mustang Island Area. This acquisition was made utilizing the issuance of common stock.

In addition to its oil and gas interests, the Company has in the past pursued the development of Internet related activities.

The Company has entered into an agreement for the disposition of the EZSERV technology. The EZSERV technology will provide consumers with a method to request services and will notify providers of services of such requests by several media such as fax, e-mail, pager and telephone.

The Company's principal executive offices are located at 11757 Katy Freeway, Suite 950, Houston, Texas 77079, and its telephone number is (281) 589-2526. References in this Prospectus to "we", "us", "our", "Vector" or "the Company" refer to Vector Energy Corporation and its wholly owned subsidiary Vector Exploration, Inc.

Summary Consolidated Financial Information

                                                                 Six Months        Six Months
                                Year Ended      Year Ended          Ended             Ended
Statement of Income Data      April 30, 2000  April 30, 1999  October 31, 2000  October 31, 1999
----------------------------  --------------  --------------  ----------------  ----------------
 Total revenues                $ 1,245,563     $   974,194      $   872,217       $   586,155
 Total expenses                  8,710,695       2,805,525        1,925,107         4,936,014
                              --------------  --------------  ----------------  ----------------
 Loss from operations           (7,465,132)     (1,831,331)      (1,052,890)       (4,349,859)
 Interest expense                  952,702         574,373          379,750           380,137
                              --------------  --------------  ----------------  ----------------
 Net loss before cummulative
    effect of change in
    accounting principle        (8,417,837)     (2,405,704)      (1,432,640)       (4,729,996)
 Cummulative effect on prior
    years (to April 30, 2000)
    of a change in accounting
    principle                        -               -           (  351,460)            -
                              --------------  --------------  ----------------  ----------------
 Net loss                      $(8,417,837)    $(2,405,704)     $(1,784,100)      $(4,729,996)
                              ==============  ==============  ================  ================
 Net loss per common share          $(0.84)         $(0.54)          $(0.08)           $(0.68)
 Weighted average shares
    outstanding                 10,005,755       4,482,523       21,753,469         6,958,064

Balance Sheet Data            April 30, 2000  April 30, 1999  October 31, 2000
----------------------------  --------------  --------------  ----------------
 Working Capital               $( 8,898,398)   $( 9,381,588)    $( 8,798,079)
 Total Assets                    16,690,764      15,201,112       16,975,524
 Long-term debt, net of
    current portion                  -               -                -
 Stockholders' equity          $  7,292,117    $  5,474,958     $  7,414,003

                                    RISK FACTORS

Going Concern

The Company's independent auditors have issued their report on the financial statements of the Company. This report contains an explanatory paragraph which expresses substantial doubt regarding Vector's ability to continue as a going concern based on certain existing conditions such as negative cash flow from operations and a negative working capital position. Successful completion of the property development program and the Company's transition, ultimately to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill the Company's development activities, and achieving a level of revenues adequate to support the Company's cost structure.

History of Operating Losses and Retained Deficit

The Company has experienced significant operating losses since its inception. As of October 31, 2000, the Company's balance sheet reflects a retained deficit of $12,942,509. The Company's ability to achieve profitability depends upon its ability, alone or with others, to successfully complete development of its non-producing properties.

Capital Requirements

The Company does not expect that its existing capital will be sufficient to complete the planned development of its properties. If the Company is unable to fund the balance of its planned development through increased cash flow, additional capital would be required. The Company would seek such additional funding either through collaborative arrangements or through public or private equity or debt financing. The Company cannot be assured that additional financing would be available on acceptable terms or at all. If the Company raises additional funds by issuing equity securities its shareholders would experience further dilution with respect to the stock purchased in this offering. If adequate funds are not available, the Company may be required to reduce the scope of its operations, sell certain of its properties, or obtain funds through arrangements with collaborative partners or others that may require the Company to reduce the interest it owns in its properties.

Oil and Gas Prices Are Volatile.

Our success is highly dependent on prices for oil and gas, which are extremely volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on us. Oil and gas markets are both seasonal and cyclical. The prices of oil and gas depend on factors we cannot control such as weather, economic conditions, levels of production, actions by OPEC and other countries and government actions. Prices of oil and gas will affect the following aspects of our business:

    * our revenues, cash flows and earnings;
    * our ability to attract capital to finance our operations and the cost of the capital;
    * the amount we are allowed to borrow under our bank credit facility;
    * the value of our oil and gas properties; and
    * the profit or loss we incur in exploring for and developing our reserves or acquiring new reserves.

We May Be Unable To Replace Reserves Which We Have Produced.

Our future success depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable. We must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities. Without successful exploration, development or acquisition activities, our reserves, production and revenues will decline rapidly. We cannot assure you that we will be able to find and develop or acquire additional reserves or to place into production our currently nonproducing reserves at an acceptable cost.

A Significant Part Of The Value Of Our Production Is Concentrated In A Single Well And Any Production Problems Would Adversely Impact Our Business.

For the three months ended October 31, 2000, about 60% or our daily production came from one well. If mechanical problems, storms or other events curtailed a substantial portion of this production, our results of operations would be adversely affected.

Our Competitors May Use Superior Technology which We May Be Unable To Afford Or Which Would Require Costly Investment By Us In Order To Compete.

Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

You Should Not Place Undue Reliance On Reserve Information Because Reserve Information Represents Estimates.

Estimating quantities of proved reserves is inherently imprecise and involves uncertainties and factors beyond our control. The reserve data in this prospectus represent only estimates. These estimates are based upon assumptions about future production levels, future oil and gas prices and future operating costs. As a result, the quantity of proved reserves may be subject to downward or upward adjustment. In addition, estimates of the economically recoverable oil and gas reserves, classifications of such reserves, and estimates of future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Information about reserves constitutes forward-looking information. See "Forward-Looking Statements".

Weather, Unexpected Subsurface Conditions, And Other Unforeseen
Operating Hazards May Adversely Impact Our Ability To Conduct
Business.

There are many operating hazards in exploring for and producing oil and gas, including:

    * our drilling or reworking operations may encounter unexpected formations or pressures which could cause damage to equipment or personal injury;
    * we may experience equipment failures which curtail or stop production; and
    * we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action to be taken.

In addition, any of the forgoing may result in environmental damages for which we will be liable. Moreover, a portion of our operations are offshore and are subject to a variety of risks peculiar to the marine environment such as hurricanes and other adverse weather conditions. Offshore operations are also subject to more extensive governmental regulation.

We cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable to cover our possible losses from operating hazards. The occurrence of a significant event not fully insured or indemnified against could materially adversely affect our financial condition and results of operations.

Compliance With Environmental And Other Government Regulations Could Be Costly And Could Negatively Impact Production.

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

    * require that we acquire permits before commencing drilling;
    * restrict the substances that can be released into the environment in connection with drilling and production activities;
    * limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; and
    * require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages. We do not believe that insurance coverage for environmental damages that occur over time is available at a reasonable cost. Also, we do not believe that insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or we may be required to cease production from properties in the event of environmental damages.

Factors Beyond Our Control Affect Our Ability To Market Production.

The ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include:

    * the extent of domestic production and imports of oil and gas;
    * the proximity of the gas production to gas pipelines;
    * the availability of pipeline capacity;
    * the demand for oil and gas by utilities and other end users;
    * the availability of alternative fuel sources;
    * the effects of inclement weather;
    * state and federal regulation of oil and gas marketing; and
    * federal regulation of gas sold and transported in interstate commerce.

Because of these factors, we may be unable to market all of the oil or gas we produce. In addition, we may be unable to obtain favorable prices for the oil and gas we produce.

Competitive Conditions

The exploration, development and production of oil and gas are subject to intense competition. The principal methods of competition in the industry for the acquisition of oil and gas leases and producing properties are the payment of cash bonus payments at the time of acquisition of leases, delay rentals, location damage supplement payments, and stipulations requiring exploration and production commitments by the lessee. Producing properties are frequently offered for sale through an open competitive bidding process. Companies with greater financial resources, existing staff and labor forces, equipment for exploration, and vast experience are in a better position than the Company to compete for such leases and producing properties. In addition, the ability of the Company to market any oil and gas which it might produce could be severely limited by its inability to compete with larger companies operating in the same area, which may be drilling or able to offer any oil and gas produced at a price lower than that of the Company.

The availability of a ready market for oil and gas depends upon numerous factors beyond the Company's control, including the extent of domestic production and imports of oil and gas, proximity and capacity of pipelines, and the effect of federal and state regulation of oil and gas sales, as well as environmental restrictions on the exploration and usage of oil and gas prospects which will become even more intense in the future. The Company has a minimal competitive position in the oil and gas industry.

Raw materials requisite to the transaction of the Company's business include such items as drilling rigs and other equipment, casing pipe, drilling mud and other supplies. Such items are commonly available from a number of sources and the Company foresees no shortage or difficulty in acquiring any raw materials relevant to the conduct of its business.

Governmental and Environmental Regulations

Governmental Regulations

Domestic development, production and sale of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and some of which carry substantial penalties for failure to comply. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning wells. Texas and other states in which the Company conducts operations also have statutes and regulations governing conservation matters, including the unitization or pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells.

Environmental Regulations

The Company's operations are subject to extensive and developing federal, state and local laws and regulations relating to environmental, health and safety matters; petroleum; chemical products and materials; and waste management. Permits, registrations or other authorizations are required for the operation of certain of the Company's facilities and for its oil and gas exploration and production activities. These permits, registrations or authorizations are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with these regulatory requirements, the provisions of required permits, registrations or other authorizations, and lease conditions, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Failure to obtain or maintain a required permit may also result in the imposition of civil and criminal penalties. Third parties may have the right to sue to enforce compliance.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the Company's operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs or liabilities will not be incurred. In addition, it is possible that future developments, such as stricter requirements of environmental or health and safety laws and regulations affecting the Company's business or more stringent interpretations of, or enforcement policies with respect to, such laws and regulations, could adversely affect the Company. To meet changing permitting and operational standards, the Company may be required, over time, to make site or operational modifications at the Company's facilities, some of which might be significant and could involve substantial expenditures. There can be no assurance that material costs or liabilities will not arise from these or additional environmental matters that may be discovered or otherwise may arise from future requirements of law.

Price Volatility of Stock

The market prices for securities of small capitalization companies such as our securities are highly volatile. The market price of crude oil and natural gas, results of future development of the Company's non-producing properties, adverse results in our operating results, adverse litigation, unfavorable legislation or regulatory decisions, and general market conditions may have a significant impact on the Company's business and on the market price of the Company's common stock. The market price of the Company's common stock may also be affected by general trends in the oil and gas industry and other factors outside of the Company's control. In addition, the stock market is subject to price and volume fluctuations that affect the market price for companies in general and small capitalization companies in particular, and are often unrelated to their operating performance.

The Company's common stock is currently traded in the over-the-counter market on an electronic bulletin board established for securities that do not meet the NASDAQ Small Cap Market listing requirements or in what are commonly referred to as the "pink sheets". The Company's common stock is not eligible for quotation on the NASDAQ Small Cap Market and may be significantly less transferable than other securities listed on the NASDAQ Small Cap Market, the NASDAQ National Market or other stock exchanges and reporting systems. Moreover, if the Company continues to experience operating losses, it may be unable to achieve the minimum standards for quotation on the NASDAQ Small
Cap Market. As a result, the Company's shareholders would find it more difficult to dispose of, or obtain accurate quotations as to the price of, its securities. In addition, the Company's securities may be subjected to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. This could affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's securities and the ability of the Company's shareholders to sell their securities in the secondary market.

Shares Eligible for Future Sale

Sales of shares of Vector common stock in the public market (including shares being registered in this Prospectus and shares which will be issued upon the exercise of stock options and warrants) could have an adverse effect on the market price of the common stock. Sales of these shares may also make it more difficult for the Company to sell equity securities and equity-related securities in the future at a time and price that is acceptable.

                        FORWARD-LOOKING STATEMENTS

	In this prospectus, we have made many forward-looking statements.
We cannot assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this prospectus and the documents that are incorporated by reference into this prospectus. Forward-looking statements include statements regarding:

    * our oil and gas reserve quantities, and the discounted present value of these reserves;
    * the amount and nature of our capital expenditures;
    * drilling of wells;
    * timing and amount of future production and operating costs;
    * business strategies and plans of management; and
    * prospect development and property acquisitions.

Some of the risks which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements include:

    * general economic conditions;
    * volatility of oil and natural gas prices;
    * uncertainty of estimates of oil and natural gas reserves;
    * impact of competition;
    * availability and cost of seismic, drilling and other equipment;
    * operating hazards inherent in the exploration for and production of oil and natural gas;
    * difficulties encountered during the exploration for and production of oil and natural gas;
    * difficulties encountered in delivering oil and natural gas to commercial markets;
    * changes in customer demand
    * uncertainty of our ability to attract capital;
    * compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business;
    * actions of operators of our oil and gas properties; and
    * climatic conditions.

The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider these factors.

When you consider our forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made, and we have no obligation to update these forward-looking statements.

                            USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the Common Stock offered in this Prospectus.

                      PRICE RANGE OF COMMON STOCK

On June 29, 1998, the Company began trading its common stock on the NASDAQ OTC Electronic Bulletin Board under the symbol VECT. The following table shows, for the period indicated, the high and low closing bid prices of the Company common stock as reported by NASDAQ. Any market for the common stock should be considered sporadic, illiquid and highly volatile. Prices reflect inter-dealer quotations, without adjustment for retail markup, markdowns or commissions, and may not represent actual transactions.

The stock's trading range since listing on NASDAQ is as follows:

            1999 Fiscal Year                   High     Low
            ---------------------------       ------   ------
             1st Quarter                      1.8750   1.2500
             (From commencement on
             June 29, 1998)
             2nd Quarter                      1.7500   0.7500
             3rd Quarter                      3.0000   0.8750
             4th Quarter                      2.5000   0.8750

            2000 Fiscal Year
            ---------------------------
             1st Quarter                      2.2500   0.7500
             2nd Quarter                      4.4375   1.0000
             3rd Quarter                      1.2500   0.3095
             4th Quarter                      1.0937   0.4000

            2001 Fiscal Year
            ---------------------------
             1st Quarter                     0.6250   0.2600
             2nd Quarter                     0.3500   0.1520
             3rd Quarter                     0.2500   0.1250
             4th Quarter                     0.1400   0.1400
             (Through February 1, 2001)

As of February 1, 2001, there were approximately 200 holders of record of the Company's common stock.

                             DIVIDEND POLICY

The Company has not paid any dividends on its common stock and no dividends are anticipated in the foreseeable future. In addition, the ability of the Company to declare or pay dividends on its common stock is currently subject to certain restrictions contained in its credit facility with a bank.

                             CAPITALIZATION

The following table sets forth, as of October 31, 2000, the actual capitalization of the Company and the pro forma capitalization of the Company after giving effect to the transactions on October 19, 2000, October 27, 2000 and December 27, 2000. The purpose of this Registration Statement is to register the resale of the shares underlying those transactions. This table should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                   Pro Forma
                                      Actual      Adjustments      Balance
                                  -------------  -------------  -------------
Line of Credit (1)                $  6,689,596   $ (3,000,000)  $  3,689,596
Preferred stock class A-1,
  cumulative convertible no par
  value per share 3,000 shares
  authorized; no shares issued
  and outstanding (1)             $     -        $     -        $     -
Preferred stock class B,
  noncumulative nonconvertible;
  $1 par value per share
  500,000 shares authorized;
  500,000 shares issued and
  outstanding                           50,000         -              50,000
Common stock, no par value
  100,000,000 shares authorized;
  25,255911 (actual) and
  31,255,911 (pro forma)
  issued and outstanding (1)(2)(3)   2,418,828         30,000      2,448,828
Additional paid-in capital          17,887,684      2,970,000     20,857,684
Retained defecit                   (12,942,509)        -         (12,942,509)
                                  -------------  -------------  -------------
Total stockholders' equity        $  7,414,003   $  3,000,000   $ 10,614,003
                                  -------------  -------------  -------------
Total capitalization              $ 14,103,599   $     -        $ 14,103,599
                                  =============  =============  =============

[FN]
<F1>
(1)	On December 27, 2000 the Company sold 3,000 shares of Class A-1 Cumulative
    Convertible Preferred. Such preferred stock will convert into common stock upon the effective date of this registration statement. See
    "Description of Capital Stock". For pro forma purposes it has been assumed that such preferred stock has been converted into 6,000,000 shares of common stock.
<F2>
(2) Excludes 2,280,000 shares issuable upon exercise of options and warrants outstanding at October 31, 2000 at a weighted average exercise price of $0.21. See "Description of Capital Stock" and Notes to Consolidated financial Statements.
<F3>
(3) Excludes 950,595 shares issuable upon exercise of warrants issued on October 19, 2000 and October 27, 2000 at $0.50 per share. See
    "Description of Capital Stock".

                     SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data of Vector Energy Corporation reflects the Company's operating results for the years ended April 30, 2000 and 1999 and for the six months ended October 31, 2000 and 1999. The financial data as of April 30, 2000 and 1999 and for the years then ended have been derived from the Company's audited financial statements included elsewhere in this Prospectus. The financial data as of October 31, 2000 and 1999 and for the six months then ended have been derived from the Company's unaudited financial statements. In the opinion of management, such unaudited financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. This data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation" and the consolidated financial statements, related notes and other financial information included herein.

                                                                 Six Months        Six Months
                                Year Ended      Year Ended          Ended             Ended
Statement of Income Data      April 30, 2000  April 30, 1999  October 31, 2000  October 31, 1999
----------------------------  --------------  --------------  ----------------  ----------------
 Total revenues                $ 1,245,563     $   974,194      $   872,217       $   586,155
 Total expenses                  8,710,695       2,805,525        1,925,107         4,936,014
                              --------------  --------------  ----------------  ----------------
 Loss from operations           (7,465,132)     (1,831,331)      (1,052,890)       (4,349,859)
 Interest expense                  952,702         574,373          379,750           380,137
                              --------------  --------------  ----------------  ----------------
 Net loss before cummulative
    effect of change in
    accounting principle        (8,417,837)     (2,405,704)      (1,432,640)       (4,729,996)
 Cummulative effect on prior
    years (to April 30, 2000)
    of a change in accounting
    principle                        -               -           (  351,460)            -
                              --------------  --------------  ----------------  ----------------
 Net loss                      $(8,417,837)    $(2,405,704)     $(1,784,100)      $(4,729,996)
                              ==============  ==============  ================  ================

 Net loss per common share          $(0.84)         $(0.54)          $(0.08)           $(0.68)
 Weighted average shares
    outstanding                 10,005,755       4,482,523       21,753,469         6,958,064

Balance Sheet Data            April 30, 2000  April 30, 1999  October 31, 2000
----------------------------  --------------  --------------  ----------------
 Working Capital               $( 8,898,398)   $( 9,381,588)    $( 8,798,079)
 Total Assets                    16,690,764      15,201,112       16,975,524
 Long-term debt, net of
    current portion                  -               -                -
 Stockholders' equity          $  7,292,117    $  5,474,958     $  7,414,003

         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere herein.

General

On May 8, 1998, the Company entered into an asset acquisition transaction in which it acquired its initial operating assets. Prior to this time the Company had no employees or operations.

In exchange for its initial operating assets, the Company issued 313,124 shares of common stock, 30,000 shares of the Company's class AA 6% cumulative convertible preferred stock and assumed $6.1 million in secured debt and $511,465 in accounts payable, net of accounts receivable and cash acquired. The secured debt assumed by the Company was a credit facility secured by the production on the acquired producing properties that allowed the Company access to a line of credit of up to $10 million with a national bank.

In connection with the above transaction, the Company additionally issued 2,480,026 shares of common stock, a warrant to purchase an additional 300,000 shares of common stock at $.10 per share, and 500,000 shares of the Company's class B preferred stock to subscribers in exchange for an aggregate consideration of $773,002 in cash and services.

On November 4, 1998, the Company entered into an additional asset acquisition transaction in which the Company issued 1,226,667 shares of common stock and a $120,000 non-interest bearing note and assumed $690,522 in bank debt and $600,954 in accounts payable. In addition, the Company has issued an additional 500,000 shares of common stock under this agreement. The Company does not believe any further shares will be issued to the sellers under this agreement.

On March 6, 2000, the company entered into an additional asset acquisition transaction for properties located in Block 818-L, Mustang Island Area, Offshore Texas (the "Mustang Island Properties") in which the Company issued 550,000 shares of common stock of which 16,667 shares were repurchased for $50,000.00.

Liquidity and Capital Resources

On October 19, 2000, the Company sold 543,197 shares of common stock together with a warrant to purchase 543,197 shares of common stock at $0.50 per share and an undivided 2.2% working interest in two nonproducing oil and gas wells to a private investor for a total consideration of $100,000.00 in cash. The investor is also entitled to recoup his investment out of future production from the wells, if any. On October 19, 2000, the closing price of the common
stock was $0.24 per share.   The proceeds of this transaction will be used to
fund development of the Mustang Island Properties.

On October 27, 2000, the Company sold 407,398 shares of common stock together with a warrant to purchase 407,398 shares of common stock at $0.50 per share and an undivided 2.2% working interest in two nonproducing oil and gas wells to a private investor for a total consideration of $100,000.00 in cash. The investor is also entitled to recoup his investment out of future production from the wells, if any. On October 27, 2000, the closing price of the common stock was $0.155 per share. The proceeds of this transaction will be used to fund development of the Mustang Island Properties.

Both of the transactions in October 2000 will be treated by the Company as loans repayable out of production for accounting purposes. The stock issued will be booked at its fair market value and treated as a loan cost to be amortized over the life of the loan.

	On December 27, 2000, the Company sold certain interest in 5 wells located in McClain, Oklahoma and undivided 10% interest in 6 wells located on the Mustang Island Property to Old Jersey Oil Ventures, LLC. for $1,000,000.00.
The brother of the President of the Company is a principal in Old Jersey Oil Ventures, LLC. At the same time Old Jersey Oil Ventures LLC, as holder of $591,849.41 in indebtedness owed by the Company, agreed to exchange such indebtedness for 3,945,663 shares of the Company's common stock. This represented a price of $0.15 per share. On December 27, 2000, the closing price of the common stock was $0.125. Old Jersey Oil Ventures, LLC also exercised warrants to purchase 400,000 shares of the Company's common stock at $0.10 per share. All shares issued to Old Jersey Oil Ventures, LLC. were issued in a private transaction and may only be transferred in a private transaction or pursuant to an applicable exemption to the registration requirements. The
Company is under no obligation to register such shares. The proceeds of this transaction were used as follows: $250,000.00 to make payments to general creditors; $300,000.00 to make a principal payment to the lender under the Company's secured indebtedness as a condition to the lender's agreement to enter into the fifth amendment to the credit agreement described below;
$50,000 reserved for capital investment on properties owned by the Company in St. Mary's Parish, Louisiana; and $400,000.00 reserved to pay the costs of this registration and to pay principal and interest due under the Company's credit agreement.

On December 27, 2000, the company entered into the Fifth Amendment to its credit agreement. As a result of that agreement, the Company's indebtedness has been reduced to $3,369,595.81. This indebtedness is payable in (a) three (3) monthly installments of $31,250.00 from January 15, 2001 through March 15, 2001; (b) seven (7) monthly installments of $125,000.00 from April 15, 2001 through October 15, 2001 and (c) a final installment of $2,400,845.81 due November 15, 2001. No further borrowings are available.
All financial covenants have been removed. As a part of this amendment, the Company issued 3,000 shares of Class A-1 Cumulative Convertible Preferred Stock to its lender in exchange for $3,000,000 in outstanding indebtedness and pledged its interest in the Mustang Island Properties as additional collateral to the lender. Under the terms of the preferred stock, the holder of such stock is required to convert the preferred stock into shares of common stock immediately upon the registration of the common stock. Each share of preferred stock converts into an number of Initial Shares equal to $1,000 worth of common stock at a price equal to the lesser of (i) $0.50 per share or (ii) ninety percent (90%) of the Average Market Price. The Average Market Price is defined as the average of the highest bid and lowest asked prices of the common stock over a period of twenty-one consecutive Trading Days ending on the Trading Day immediately prior to the date of conversion.
In addition, following conversion, the holder of each preferred share prior to conversion will also be entitled to receive a number of Contingent Shares equal to one hundred ten percent (110%) of the Liquidation Value of such share divided by the Average Market Price on the first anniversary of the Conversion Date minus the number of Initial Shares. The Liquidation Value is an amount equal to all declared and unpaid dividends and distributions, in any, on the preferred stock plus $1,000. The Company is required to register the resale of the common stock with the Securities and Exchange Commission. On December 27, 2000 the closing price of the Common Stock, which is quoted on the Electronic Bulletin Board under the symbol "VECT", was $0.125 per share.

For the past twelve months, the Company's oil and gas revenues have been sufficient to satisfy its oil and gas operating expenses and a portion of the interest payments. The Company's general and administrative expenses, development costs and the remainder of the interest payments have been funded primarily from the proceeds from the sale of stock. Pursuant to the Fifth Amendment to the Credit Agreement, the Company has escrowed $400,000.00 to pay the costs of this registration statement and principal and interest due pursuant to the Fifth Amendment. The Company anticipates this amount will be sufficient to pay all such amounts through March 2001. The company anticipates that wells currently being brought into production will be sufficient to meet its obligations after March 2001. However, there can be no assurance that this will occur. It may be that an additional equity funding will be required to meet the current needs of the Company. Any inability of the Company to raise additional capital under such circumstances will limit the development of most of its oil and gas properties and may prevent the Company from meeting its cash requirements. In any event, it will be necessary for the Company to obtain new financing prior to November 15, 2001. If the wells currently being brought into production perform as expected such financing should be available; however, there is no assurance that such financing will in fact be available or that the wells will, in fact, perform as expected. In the absence of such well performance or financing, the company will not be able to meet the payment due under its credit agreement on November 15, 2001.

The Company is currently negotiating with many of the vendors for which accounts payable were assumed in the asset acquisition transactions, and believes that a significant portion of these payables can be satisfied through the issuance of common stock. If the Company is unsuccessful in these negotiations, additional equity funding may be needed in order to comply with the terms of the revolving credit note.

The Company is aggressively seeking additional property acquisitions with near term revenue generating capability and future development potential. The Company is currently evaluating several potential acquisitions which would utilize a combination of the issuance of its equity securities and additional debt financing.

                                BUSINESS

General

Vector Energy Corporation (the "Company") was incorporated under the laws of the State of Texas on June 18, 1998 as a wholly owned subsidiary of Sunburst Acquisitions II, Inc. ("Sunburst"). The Company was formed for the purpose of completing a reverse merger with Sunburst in order to change Sunburst's name to Vector Energy Corporation and its state of incorporation from Colorado to Texas. This merger was completed on June 19, 1998

Sunburst was incorporated under the laws of the State of Colorado on March 17, 1997 as a "shell" company. Sunburst's business plan was to seek, investigate, and if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. Sunburst elected to voluntarily file a registration statement on Form 10-SB in order to become a reporting company under the Securities Exchange Act of 1934 and continued to file periodic reports required under the Exchange Act.

On May 8, 1998, Sunburst entered into an asset acquisition transaction in which it acquired substantially all of its operating assets. The transaction consisted of an Asset Purchase Agreement executed by the Company and Old Vector Corporation (formerly Vector Energy Corporation), a Texas corporation ("Old Vector") under which Old Vector transferred substantially all of its assets to Sunburst, including its rights to two asset purchase agreements with Lisbon Development Company, L.L.C., a Texas limited liability company ("Lisbon"), and Taurus Operating, Inc., a Texas corporation ("Taurus") dated March 23, 1998 and March 31, 1998, respectively.

Other than the rights to the above mentioned asset purchase agreements with Lisbon and Taurus, Old Vector's assets acquired by Sunburst consisted of non-operated working interests and royalty interests in approximately 80 producing oil and gas wells located primarily in Oklahoma and Kansas. Sunburst also acquired from Old Vector a wholly owned subsidiary of Old Vector, Vector Exploration, Inc., a Texas Corporation ("Vector Exploration"), which then became a wholly owned subsidiary of Sunburst. Old Vector assigned its rights to the asset purchase agreement with Lisbon to Vector Exploration prior to Sunburst's acquisition of Old Vector. In exchange for these assets and the rights under the asset purchase agreements, Old Vector received 100,001 shares of Common Stock.

The Company, through its newly acquired wholly owned subsidiary Vector Exploration, exercised the rights under the asset purchase agreement with Lisbon by which Vector Exploration acquired 13 oil and gas wells located in East Texas and North Louisiana. Most of these assets are currently held in the Company's wholly owned subsidiary Vector Exploration. In exchange for these assets, Vector Exploration delivered to Lisbon 30,000 shares of the Company's class AA 6% cumulative convertible preferred stock ("Class AA Preferred
Stock") and assumed $6.1 million in secured debt and $511,465 in accounts payable, net of accounts receivable and cash acquired. The secured debt assumed by the Company was a credit facility secured by the production on the acquired producing properties that allowed the Company access to a line of credit of up to $10 million with a national bank. These liabilities, just as the assets, are held by the Company's wholly owned subsidiary Vector Exploration. The Class AA Preferred Stock has been converted by the holders thereof into Common Stock and the class AA Preferred stock has been eliminated.

The Company also exercised its rights under the asset purchase agreement with Taurus which were assigned directly to the Company, and acquired the East Westbrook Properties located in Mitchell County, Texas. In exchange for this asset, the Company issued to Taurus 213,123 shares of Common Stock. In May 2000, the company issued Taurus an additional 60,000 shares of Common Stock pursuant to this agreement.

In connection with the above transaction, the Company additionally issued 2,480,026 shares of Common Stock, a warrant to purchase an additional 300,000 shares of Common Stock at $.10 per share, and 500,000 shares of the Company's Class B preferred stock ("Class B Preferred Stock") to subscribers in exchange for an aggregate consideration of $773,002 in cash and services.
The Class B Preferred Stock is not convertible, but has 100 votes for every share of Class B Preferred.

On November 4, 1998, the Company entered into an asset acquisition transaction by which the Company acquired the right, title, and interest in certain oil, gas, and mineral leases and working interests in approximately fifteen producing oil and gas wells located in Oklahoma, Texas and Louisiana. The transaction consisted of a purchase and sale agreement with Texas Energy and Environmental, Inc. and Cougar Oil and Gas, Inc. (collectively the "Sellers").

Pursuant to the asset acquisition transaction, the Company issued 1,226,667 shares of its common stock to the Sellers, issued a $120,000 non-interest bearing note payable to the Sellers, and assumed $690,522 of the Sellers' bank debt and $750,000 of other liabilities of the Sellers. In addition, five hundred thousand shares of common stock were issued to the Sellers on August 23, 1999. The Company does not believe any additional shares will be issued to the Sellers under this agreement.

In conjunction with the asset acquisition transaction, the Company executed an amended and restated credit agreement with its lender whereby its borrowing base was increased by $800,000. On November 4, 1998, the Company drew down the additional $800,000 and used the proceeds to repay the bank debt and certain of the other liabilities assumed in the asset acquisition transaction.

In addition, the Company borrowed $500,000 from a stockholder under a six-month promissory note. Such note bears interest at 10% per annum and is subordinate to the Company's credit agreement. The holder of the promissory note received warrants to purchase 100,000 shares of the Company's common stock at $.10 per share. Such warrants expire ten years from the date granted. On May 17, 1999 the Company issued 100,000 shares of common stock to the holder of the promissory note in order to exercise certain provisions extending the term of the note. The note also provides that the Company will use its best efforts to raise additional equity capital, and any capital so raised shall be used to repay the promissory note.

On November 16, 1999, the Company issued an additional 200,000 shares of common stock pursuant to the terms of the note. On December 27, 2000, the holder of the note agreed to accept 3,945,663 shares of the Company's common stock in lieu of all principal and interest due to the holder which at December 21, 2000 amounted to $591,849.51. This represented a price per share of $0.15. On December 21, 2000, the company's common stock in the over counter market closed at a price of $0.15. At the same time, the holder of the note exercised warrants to purchase 400,000 shares of the company's common stock at $0.10 per share. As a result of these transactions Old Jersey Oil Ventures, LLC has become the holder of 4,895,666 shares of the company's common stock. All such shares were sold in private transactions and have not been registered under the Securities Act of 1933. The Company is under no obligation to register such shares, butsuch shares may be sold in a private transaction or pursuant to relevant exemptions from registration. The brother of the Company's President is a principal in Old Jersey Oil Ventures, LLC.

On March 6, 2000, the Company purchased the Mustang Island Block
818-L from Chartex Petroleum Company (Chartex) for 550,000 shares of common stock valued at $687,500. The Company immediately repurchased
16,667 shares of such stock from Chartex for $50,000. In addition, the Company purchased $120,000 worth of secured claims against Chartex from three of the secured creditors in Chartex's bankruptcy proceeding. The Company is entitled to receive the first $120,000 otherwise due to these creditors pursuant to the approved plan of reorganization in Chartex's bankruptcy. Under the purchase and sale agreement, the Company will have the option to repurchase 150,000 shares of common stock from Chartex for $450,000 if the production from the property purchased averages in excess of 5,000 MCF per day for any calendar month. Likewise, Chartex will have the right to put 150,000 shares of common stock to the Company for $450,000 under the same conditions. In addition, Chartex may be entitled to receive up to 370,000 shares of common stock if the Company's net investment for the proved reserves purchased is less than $0.24 per MCF.

Vector Energy Corporation and its wholly owned subsidiary, Vector
Exploration, Inc., are primarily engaged in the exploration, production, acquisition and development of oil and gas properties. These operations are conducted in the United States.


Dependence upon one or a few major customers

The Company currently markets the oil and gas production from its operated properties to twelve customers, three of which represent sales in excess of 10% of the Company's total oil and gas revenues. These three customers combined represent approximately 53% of the Company's total oil and gas revenues. The availability of oil and gas purchasers is such, however, that any customer discontinuing purchases from the Company could almost assuredly be replaced by another buyer.

Employees and Consultants

The Company has five full time employees including the officers of the Company. The Company may hire additional personnel as required by its operations and may also engage the services of geological and engineering consultants from time to time to assist in its operations. The Company currently contracts for field supervision with Taurus Operating, Inc. of Midland, Texas.

Properties Acquired

Lisbon Properties

The Company acquired the Lisbon Properties on May 8, 1998, through its wholly owned subsidiary Vector Exploration, Inc. The properties consist of oil and gas working interests, ranging from approximately 50% to 100%, in thirteen wells and leases in eight fields located in Gregg and Harrison Counties, Texas and Claiborne, Lincoln, Webster and Bossier Parishes, Louisiana. The primary target zones consist of the Cotton Valley, Travis Peak, Petit, Gray Sand, Haynesville, Burgess Simmons, Vaughn and Hall formations. The Company currently operates eleven of the thirteen wells. Currently there are eleven wells producing on the properties. The aggregate amount of daily production equals approximately 640 Mcf per day (net) of natural gas and 40 barrels per day (net) of oil and condensate. The Company believes that these fields in East Texas and North Louisiana provide an opportunity for continued growth and have significant remaining undeveloped reserve potential.

East Westbrook Properties

The East Westbrook Properties consist of approximately a 98% working interest in 980 acres in Mitchell County, Texas that were formerly part of the East Westbrook Unit. The East Westbrook Unit encompasses approximately 1,200 acres and is part of the Westbrook Field which encompasses over 18,000 acres and has produced in excess of 99.1 million barrels of oil since its discovery in 1920. The East Westbrook Unit is located on the northeast corner of the Midland Basin Platform and on the west flank of the Eastern Shelf. The East Westbrook Unit is bordered on the west, south, and north by waterflood projects. All of these waterfloods have been infill drilled and have produced large volumes of oil. Twenty wells have been completed on the properties, five of which have recent production. The Company operates all of the wells on this property. Historically the East Westbrook Unit has been poorly managed and was placed in the hands of a promoter who went into bankruptcy. The wells were not properly maintained, no water was injected and the facility was allowed to deteriorate. Taurus acquired the property and spent nearly $1 million putting the wells back on line, cleaning out the wells, and replacing worn equipment. In addition, the Company performed workovers on two of the wells. In order to complete the work that needs to be done to bring the property up to full production, Vector estimates that an additional $8.1 million needs to be spent.

Old Vector Properties

The Company acquired the Old Vector Properties on May 8, 1998. The properties consist of non-operated working and royalty interests in approximately eighty wells and units located primarily in Oklahoma and Kansas. The most significant property holdings are focused in the south central, central, and northwestern regions of Oklahoma within well established producing oil and gas fields, and in a waterflood project located in Kingman County, Kansas. Because of the Company's small interest in any particular well or unit, the Company has little or no influence over the operation of the properties or their further development.

Texas Energy & Environmental, Inc. Properties

The Company acquired the Texas Energy & Environmental, Inc.
properties on November 4, 1998. These properties consist of fourteen wells located in Oklahoma, Texas and Louisiana. All wells are Company operated. These wells currently produce approximately 1,075 Mcf per day (net) and 10 barrels of oil per day (net). The Company's working interest in these wells varies from approximately 50% to 100%.

Mustang Island Block

On March 20, 2000, the Company acquired all of the interest of Chartex Petroleum Company in a Block located in the Offshore Texas, Mustang Island Area. The Company currently estimates that this property contains in excess of 20 Bcf of proved reserves. In November and December 2000, the Company sold certain interests in this property to three investors for a total of $1,200,000. The company has retained between 85% and 100% of all the interest in the wells located on this property, subject to the investors' right to receive a return of their investment out of first production from certain wells. In December 2000, the company began reworking five of the wells located on this property. Production equipment has been installed and is being tied in. At this time the Company cannot predict the success of its reworking operations.

New Properties

The Company continues to pursue the evaluation of a number of oil and gas properties. During their respective careers, management has made numerous contacts in the oil and gas industry and has accumulated knowledge concerning location, current ownership, and other information with respect to properties. Based on this experience and knowledge, management believes that the Company will be able to continue to acquire properties. However, additional financing will be required to pursue particular properties.

Production Information

The table below sets forth the net quantities of oil and gas production (net of all royalties, overriding royalties, and production due to others), the average sales prices, and the average production costs attributable to the Company's properties for the years ended April 30, 2000 and 1999.

                                  Year Ended         Year Ended
                                April 30, 2000     April 30, 1999
Net Production
Oil (BBLS)                              8,860             16,341
Gas (MCF)                             391,006            415,296

Average Sales Prices
Oil (per BBL)                    $      21.60       $      11.69
Gas (per MCF)                    $       2.57       $       1.81

Average Production Cost (1)
Per Equivalent MCF of Gas (2)    $       1.68       $       1.65

[FN]
<F1>
(1)	Production costs include lease operating expenses, severance taxes, transportation, treatment, marketing, and other direct expenses
<F2>
(2) Oil production is converted to MCF using its estimated energy equivalent of six MCF per BBL

Reserve Information

Oil and gas reserve information for the properties owned by the Company have been prepared internally by the Company.

RESERVE CALCULATIONS BY PETROLEUM ENGINEERS INVOLVE THE ESTIMATION OF FUTURE NET RECOVERABLE RESERVES OF OIL AND GAS AND THE TIMING AND AMOUNT OF FUTURE NET REVENUES TO BE RECEIVED THEREFROM. THOSE ESTIMATES ARE BASED ON NUMEROUS FACTORS, MANY OF WHICH ARE VARIABLE AND UNCERTAIN. RESERVE ESTIMATORS ARE REQUIRED TO MAKE NUMEROUS JUDGEMENTS BASED UPON PROFESSIONAL TRAINING, EXPERIENCE, AND EDUCATIONAL BACKGROUND. THE EXTENT AND SIGNIFICANCE OF THE JUDGEMENTS IN THEMSELVES ARE SUFFICIENT TO RENDER RESERVE ESTIMATES INHERENTLY IMPRECISE. SINCE RESERVE DETERMINATIONS INVOLVE ESTIMATES OF FUTURE EVENTS, ACTUAL PRODUCTION, REVENUES AND OPERATING EXPENSES MAY NOT OCCUR AS ESTIMATED. ACCORDINGLY, IT IS COMMON FOR THE ACTUAL PRODUCTION AND REVENUES LATER RECEIVED TO VARY FROM EARLIER ESTIMATES. ESTIMATES MADE IN THE FIRST FEW YEARS OF PRODUCTION FROM A PROPERTY ARE GENERALLY NOT AS RELIABLE AS LATER ESTIMATES BASED ON LONGER PRODUCTION HISTORY. RESERVE ESTIMATES BASED UPON VOLUMETRIC ANALYSIS ARE INHERENTLY LESS RELIABLE THAN THOSE BASED ON LENGTHY PRODUCTION HISTORY. ALSO, POTENTIALLY PRODUCTIVE GAS WELLS MAY NOT GENERATE REVENUE IMMEDIATELY DUE TO LACK OF PIPELINE CONNECTIONS AND POTENTIAL DEVELOPMENT WELLS MAY HAVE TO BE ABANDONED DUE TO UNSUCCESSFUL COMPLETION TECHNIQUES. HENCE, RESERVE ESTIMATES MAY VARY FROM YEAR TO YEAR.

Within the next twenty-four months it is the Company's intention to have all then existing reserves reviewed by outside independent third party engineers. It is likely that such a review will result in substantially different reserve estimates than would result from an internal review. Such estimates may be substantially lower than those made by the Company's engineering staff and could result in material write downs in reserve values.

Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

The tables below set forth the Company's internally prepared estimated proved and proved developed reserves of crude oil (including condensate) and natural gas, all of which are located within the continental United States, associated with the properties owned by the Company for the years ended April 30, 2000 and 1999.

Proved Reserves at Year End
                                      Developed    Undeveloped      Total
Oil (BBLs) (in thousands)
April 30, 2000                             381          3,476       3,857
April 30, 1999                             173          3,390       3,563

Gas (MCF) (in thousands)
April 30, 2000                          24,378          7,398      31,776
April 30, 1999                          13,211            487      13,698

Changes in Proved Reserves

                                                       MCF        BBLS
                                                        (In Thousands)
Estimated Quantity, May 1, 1998                         -           -
Acquisitions                                          24,542         603
Production                                              (415)        (16)
Changes in Estimates                                 (10,429)      2,976
                                                     --------     -------
Estimated Quantity, April 30, 1999                    13,698       3,563
Acquisitions                                          23,823         344
Sales of Reserves in Place                            (2,331)        (24)
Production                                              (391)         (9)
Changes in Estimates                                  (3,023)        (17)
                                                     --------     -------
Estimated Quantity, April 30, 2000                    31,776       3,857
                                                     ========     =======

Oil and Gas Wells

The Company owns interests in productive oil and gas wells (including producing wells and wells capable of production), as follows:

                             April 30, 2000          April 30, 1999
                             --------------          --------------
                             Gross(1)   Net          Gross(1)   Net
                              Wells    Wells           Wells   Wells
                             --------  -----         --------  -----
Oil Wells                       72      4.28             79     7.95
Gas Wells                       49     10.56             49    10.59
                             --------  -----         --------  -----
Total                          121     14.84            128    18.54
                             ========  =====         ========  =====

[FN]
<F1>
(1) One or more completions in the same well are counted as one well

Oil and Gas Leaseholds

The table below sets forth the Company's ownership interest in leaseholds acquired as a result of the asset acquisition transactions. The oil and gas leases in which the Company has an interest are generally held by production. The leases may be surrendered by the Company at any time by the cessation of production.


                      April 30, 2000                  April 30, 1999
              ------------------------------   ------------------------------
               Developed(1)     Undeveloped     Develope(1)      Undeveloped
                 Acreage          Acreage         Acreage          Acreage
              -------------    -------------   -------------   -------------
               Gross   Net      Gross   Net     Gross    Net     Gross   Net
              ------  -----    ------  -----   ------   -----   ------  -----
Louisiana      6,523  3,539     8,320  5,073    6,573   3,574   12,570  8,061
Texas          6,753  2,835     2,480  1,551    5,573   1,659    1,500  1,088
Kansas         4,037     52         0      0    4,037      52        0      0
Oklahoma      14,468    841       200    100   14,468     841      200    100
              ------  -----    ------  -----   ------   -----   ------  -----
Total         31,781  7,267    11,000  6,724   30,651   6,126   14,270  9,249

[FN]
<F1>
(1) Acres spaced or assigned to productive wells

Drilling Activities
The Company has not participated in the drilling of any wells since its inception in May 1998 and has no present intention to participate in any such activities. The Company has historically acquired producing properties with potential to enhance production through reworking operations.

Present Activities

The Company's most significant present activity is its attempt to restore production to its Mustang Island properties. The Company has completed the down hole work on 5 wells located on this property and is in the process of completing suitable production facilities. None of the wells have been tested and it is impossible to predict at this time the outcome of these activities.

Office Facilities

The Company's Houston, Texas office consists of approximately 8,665 square feet and has been subleased, on a month-to-month basis, from an unaffiliated party for $9,567.60 per month. The sublease expires on January 31, 2002.

Legal Proceedings

The Company is involved from time to time in various claims, lawsuits and administrative proceedings incidental to its business. In the opinion of management, the ultimate liability thereunder, if any, will not have a materially adverse effect on the financial condition or results of operations of the Company. At October 31, 2000, the Company had accounts payable in the amount of $995,295. A significant portion of these accounts are now past due and are subject to becoming matters for litigation at any time.

                               MANAGEMENT

The Directors and Executive Officers of the Company are as follows:

      Name              Age         Position              Tenure
----------------------- ---  -----------------------    -----------
Samuel M. Skipper        42  Director                   May 8, 1998
                             Chairman of the Board
                             Chief Executive Officer
Stephen F. Noser         55  Director                   May 8, 1998
                             President
                             Secretary
                             Assistant Treasurer
Randal B. McDonald, Jr.  43  Chief Financial Officer    May 8, 1998
                             Treasurer
                             Assistant Secretary

All Directors of the Company will hold office until the next annual meeting of shareholders. The Executive Officers of the Company, who are appointed by the Board of Directors, hold office until their successors are chosen and qualified, or until their death, resignation or removal. The Company presently has no audit, nominating or executive committee or committees performing substantially similar functions. There are no family relationships among the Directors and Officers of the Company. The Company currently has no employment agreement with any of the Officers or Directors.

Sam Skipper, CEO/Chairman. Since 1990, Mr. Skipper has assisted in the consolidation of private and public companies and the entry of such companies into the public markets. From 1996 until the present, Mr. Skipper has been Managing Director of Metropolitan Capital, a boutique investment banking firm specializing in the marketing and financing of small public companies. From 1995 to 1996, Mr. Skipper served as CEO/President of Basic Natural Resources, an oil and gas company which later merged into Synaptix. In 1992, he was the founder, CEO, President and Chairman of ImageTrust, Inc., a public company which was in the diagnostic health care business. In 1990, he served as Founder and Vice President of Corporate Development of Diagnostic Health Corporation (DHC) where he assisted the company in the identification and closing of several acquisitions until DHC's acquisition by HealthSouth Corporation in 1994.

Stephen Noser, President.  Mr. Noser has been President or Managing
Director of Vector Energy since 1991. Prior to that time, he served in various management and legal capacities within the oil and gas industry. He was Vice President and General Counsel of MCO Resources, Inc. ($60 million in assets and listed on the American Stock Exchange) from 1987 to 1988. He was Associate General Counsel and then General Counsel of Inexco Oil Company ($500 million in assets and listed on the New York Stock Exchange) from 1983 to 1986. He also served on Inexco's Board of Directors and as a member of the company's operating committee. Both at Inexco and MCO, Mr. Noser had primary responsibility for all SEC reporting requirements and preparation of all registration statements. From 1977 to 1983, he served in various legal capacities within the American Natural Resources System. From 1974 to 1977, he served as an attorney for Mitchell Energy & Development Corp. Mr. Noser holds a B.A. from the University of St. Thomas and a J.D. degree from the University of Houston. He is a member of the Texas and Houston Bar Associations.

Randal McDonald, Chief Financial Officer. Mr. McDonald has nineteen years experience in the field of public accounting. Since 1993, he has provided general financial consulting and litigation support services to a variety of companies. Such services have included preparation and review of public and private offering documents, preparation of pro forma financial statements utilized in raising capital, and services as interim chief financial officer. From 1979 to 1985, he was with KPMG Peat Marwick's Houston office, specializing in public oil and gas companies. During 1986, he served a one year rotational assignment in KPMG Peat Marwick's world headquarters developing their audit software. During 1987, he served as Chief Financial Officer for IBS Technologies, Ltd., a publicly traded computer software company. From 1988 to 1992, he was with Arthur Andersen's Denver office, specializing in public oil and gas companies. Mr. McDonald holds a B.B.A. in accounting from the University of Texas at Austin and is a licensed CPA in Texas and Colorado.

In addition, the Company employs Mr. Gary Countryman as a full time consultant. Mr. Countryman served as a vice-president of the Company from its inception until December 1999. Mr. Countryman has been a consulting petroleum engineer since 1987. Since 1996, he has devoted substantial time to the activities of Vector Energy. Prior to 1987, Mr. Countryman served in a variety of capacities for Conoco, Inc. From 1984 to 1986, he was the Managing Director in charge of Conoco's operations in Egypt where he managed a $200 million annual budget and set the organization in place to develop one billion barrels of reserves. From 1980 to 1984, he was Manager of Operations. From 1978 to 1980, he served as Manager of Conoco's operations in Dubai. From 1975 to 1977, he served as Division Manager in Midland, Texas. From 1971 to 1976, he served as assistant division manager in Oklahoma City. From 1961 to 1976, he served in Conoco's research and development department with special emphasis on water flood operations. Mr. Countryman holds an M.S. in Management from the Massachusetts Institute of Technology, and an M.S. and B.S. in Petroleum Engineering from the University of California at Berkeley. He is a member of Phi Beta Kappa, the American Petroleum Institute and the society of Petroleum Engineers.

                         EXECUTIVE COMPENSATION

Effective May 8, 1998, each of the three current Executive Officers of the Company began drawing a salary equal to $72,000 per year.

At the present time, the Company has no retirement, pension or profit sharing programs for the benefit of its Directors or employees. However, at its discretion, the Company may adopt one or more of such programs in the future.

Pursuant to its bylaws and the Texas Business Corporation Act, the Company must indemnify each Director and Officer against expenses, judgements, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding which he may be made a party by reason of his being or having been made a Director or Officer of the Company, unless he failed to meet certain standards of conduct.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 27, 2000, the Company sold certain interest in 5 wells located in McClain, Oklahoma and undivided 10% interest in 6 wells located on the Mustang Island Property to Old Jersey Oil Ventures, LLC. for $1,000,000. The brother of the President of the Company is a principal in Old Jersey Oil Ventures, LLC. At the same time Old Jersey Oil Ventures LLC. as holder of $591,849.41 in indebtedness owed by the Company agreed to exchange such indebtedness for 3,945,663 shares of the Company's common stock. This represented a price of $0.15 per share. On December 27, 2000, the common stock closed in the over the counter market at a price of $0.125 per share. Old Jersey Oil Ventures, LLC also exercised warrants to purchase 400,000 shares of the Company's common stock at $0.10 per share. All shares issued to Old Jersey Oil Ventures, LLC. were issued in a private transaction and may only be transferred in a private transaction or pursuant to an applicable exemption to the registration requirements. The Company is under no obligation to register such shares.

The Company's chairman and chief executive officer has executed a limited guaranty agreement covering certain deferred interest on the Company's secured line of credit.

                       DESCRIPTION OF CAPITAL STOCK

Common Stock

The Company has 100,000,000 shares of authorized common stock, no par value. As of February 1, 2001 there were 30,219,215 shares of common stock outstanding held of record by 200 registered shareholders.

Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid any cash dividends on Common Stock. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote in the election of directors. In the event of a liquidation, dissolution or winding up of the Company, holders of Common

Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable.

The transfer agent and registrar for Vector Energy Corporation common stock is Corporate Stock Transfer.

Preferred Stock

The Company has 20,000,000 authorized shares of preferred stock.

The Company is authorized to issue 3,000 shares of Class A-1 Cumulative Convertible Preferred Stock (Class A-1 Preferred Stock). Class A-1 Preferred Stock was issued for $1,000 per share and is entitled to receive cumulative cash dividends at the annual rate of 8% payable annually in arrears commencing December 1, 2001 when and as declared by the Board of Directors. All shares of Class A-1 Preferred Stock were issued to the Company's secured lender on December 27, 2000 as consideration for the reduction in the Company's secured indebtedness by $3,000,000.00 and remain outstanding. The Class A-1 Preferred Stock will convert to common stock upon the effective date of this registration. Each share of Class A-1 Preferred Stock will convert into shares of the Company's number of shares of common stock equal to $100.00 per share plus all accumulated and unpaid dividends (the "Liquidation Value") divided by the lesser of $0.50 or 90% of the average of the highest bid and lowest asked prices of the Common Stock over a period of twenty-one consecutive Trading Days ending on the Trading Day immediately prior to the date of conversion. In addition, on the first anniversary of the conversion, each holder may be entitled to receive additional shares ("Contingent
Shares") equal to 110% of the Liquidation Value divided by the average of the highest bid and lowest asked prices of the Common Stock over a period of twenty-one consecutive Trading Days ending on the Trading Day immediately prior to the first anniversary date of such conversion minus the shares received by such holder upon the conversion. If the computation of Contingent Shares results in a negative number then no Contingent Shares shall be issued. Each share of Class A-1 Preferred Stock is entitled to cast a number of votes equal to the number of shares of common stock into which the Class A-1 Preferred Stock is convertible.

The Company is authorized to issue 500,000 shares of Class B Preferred Stock, par value $1.00 per share. Class B Preferred Stock is subordinate to Class A-1 Preferred Stock in priority. The holders of Class B Preferred Stock are not entitled to receive any dividends. As of January 1, 2001, 500,000 shares of the Class B Preferred Stock were issued and outstanding. The Class B Preferred Stock is redeemable in whole, but not in part, at the option of the Corporation by resolution of the Corporation's Board of Directors at anytime at $1.00 per share. Each share of Class B Preferred Stock has the voting rights equal to 100 shares of the Company's common stock. The holders of Class B shares are entitled to elect at least two directors to the Board of Directors of the Corporation. The holders of Class B Preferred Stock voting as a class have the right to remove without cause at any time and replace any director such holders have elected.

Stock Options and Warrants

In August 2000, the Company granted options to certain key employees and consultants of the Company to purchase 1,880,000 shares of the Company's common stock at the purchase price of $0.23 per share. These options replaced all options previously granted to such parties. These options may be exercised at any time until their expiration on August 25, 2005 and are non-transferable. The options, which were issued at a price equal to or exceeding the market value of the underlying stock on the date of the grant, are not intended to qualify as incentive stock options under Internal Revenue Code Section 422.

In October 2000, the Company sold warrants to two investors to purchase 950,595 shares of the Company's common stock at the purchase price of $0.50 per share. These warrants may be exercised at any time until their expiration on October 19, 2003 and are transferable.

                 PRICIPAL SHAREHOLDERS AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of outstanding shares as of February 1, 2001 by each person who is known by the Company to own beneficially five percent or more of the outstanding shares, the Selling Stockholders, the Company's Directors and Executive Officers, and all Directors and Executive Officers as a group. Because the Selling Stockholders' may offer all or some portion of the shares of common stock being offered pursuant to this Prospectus, no estimate can be given as to the amount of the common stock that will be held by the Selling Stockholders upon termination of any such sales

Name and Address                                                       Amount and Nature       % of
of Beneficial Owner      Title of Class         Position or Title    Of Beneficial Ownership   Class
-------------------  -----------------------  ---------------------  -----------------------  -------
Samual M. Skipper    Common Stock             Director                    (2) 1,750,017          5.7%
11757 Katy Freeway                            Chairman of the Board
Suite 950, Houston,  Class B Preferred Stock  CEO                               250,000         50.0%
Texas, 77079

Stephen F. Noser     Common Stock             Director                 (1)(3) 1,100,003          3.6%
11757 Katy Freeway                            President
Suite 950, Houston,  Class B Preferred Stock  Secretary                         250,000         50.0%
Texas, 77079                                  Assistant Treasurer

Randal B. McDonald   Common Stock             CFO                         (4)   300,000          1.0%
11757 Katy Freeway                            Treasurer
Suite 950, Houston,                           Assistant Secretary
Texas, 77079

Eugene A. Noser, Jr. Common Stock             N/A                      (1)(5) 4,945,666         16.4%
90 Broad Street
New York, NY
10004

First Union National Common Stock             N/A                  (6)(7)(11) 6,227,807         17.2%
Bank
1001 Fannin,         Class A-1 Convertible
Suite 2255, Houston, Preferred Stock                                              3,000        100.0%
Texas, 77002

Sylvan Schwartz, Jr. Common Stock             N/A                     (8)(11) 1,111,394          3.6%
6677 North Gessner
Houston,Texas,
77040

Whitefisch Partners  Common Stock             N/A                       (9)(11) 814,796          2.7%
2121 San Jacinto,
Suite 1840
Dallas, Texas
75201

All Officers         Common Stock             N/A                     (1)(10) 3,150,020         10.0%
And Directors        Class B Preferred Stock                                    500,000        100.0%

[FN]
<F1>
(1) Includes 50,000 shares of common stock owned by Mr. Noser because of his 50% ownership in Old Vector Corporation, which owns 100,000 shares of common stock.
<F2>
(2) Includes 500,000 shares of common stock issuable upon the exercise of stock options.
<F3>
(3) Includes 750,000 shares of common stock issuable upon the exercise of stock options.
<F4>
(4) Includes 150,000 shares of common stock issuable upon the exercise of stock options.
<F5>
(5) Includes 4,345,663 shares of common stock indirectly owned by Mr. Noser because of his control of Old Jersey Oil Ventures.
<F6>
(6) Includes 227,807 shares of common stock owned by First Union Investors, Inc.
<F7>
(7) Includes 6,000,000 shares of common stock issuable upon the conversion of the Class A-1 Convertible Preferred Stock, assuming a $0.50 conversion price. See "Description of Capital Stock".
<F8>
(8) Includes 543,197 shares of common stock issuable upon the exercise of stock warrants.
<F9>
(9) Includes 407,398 shares of common stock issuable upon the exercise of stock warrants.
<F10>
(10)Includes 1,400,000 shares of common stock issuable upon the exercise of stock options.
<F11>
(11)Included herein as Selling Stockholder.

                              LEGAL MATTERS

The validity of the issuance of our securities offered by this prospectus will be passed upon by for us by Sonfield & Sonfield, Houston, Texas.

                                 EXPERTS

The consolidated financial statements as of April 30, 2000, and for the two fiscal years then ended included in this Registration Statement have been so included in reliance on the report of Comiskey & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          FINANCIAL STATEMENTS

Consolidated Financial Statements
										                                                          Page
                                                                ------------
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	             F-1

CONSOLIDATED BALANCE SHEETS			                                  F-2 to F-3

CONSOLIDATED STATEMENTS OF INCOME                               F-4

CONSOLIDATED STATEMENTS OF CASH FLOW			                         F-5

STATEMENTS OF STOCKHOLDERS' EQUITY				                          F-6 to F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		                    F-10 to F-18

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Stockholders of
Vector Energy Corporation


We have audited the accompanying consolidated balance sheets of Vector Energy Corporation as of April 30, 2000 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vector Energy Corporation, Inc. as of April 30, 2000 and 1999, and the consolidated results of its operations, its cash flows and changes in its shareholders' equity for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 11, the Company has incurred substantial losses leading to a significant working capital deficit. These and other conditions have created substantial doubt about the Company's ability to continue as a going concern. Management's assessment of these conditions and its plans to alleviate them are also described in Note 11. The accompanying financial statements do not include any adjustments which might be necessary if the Company is unable to continue.


Denver, Colorado

June 30, 2000
                                      							/s/ Comiskey & Company
							                                      PROFESIONAL CORPORATION

                        Vector Energy Corporation
                       CONSOLIDATED BALANCE SHEETS
                         April 30, 2000 and 1999
                             October 31, 2000

                                                                                 October 31, 2000
                                               April 30, 2000   April 30, 1999     (Unaudited)
                                               --------------   --------------   ----------------
                    ASSETS

CURRENT ASSETS
 Cash 			                                      $     106,018    $      25,665    $       266,948
 Revenue accounts receivable 		                      299,666          225,365            380,358
 JIB accounts receivable 		                           94,565           41,628            116,136
 Advances to employees 				                             -              51,908               -
                                               --------------   --------------   ----------------
     Total current assets                            500,249          344,566            763,442
                                               --------------   --------------   ----------------
PROVED OIL AND GAS PROPERTIES, USING THE
 FULL COST METHOD OF ACCOUNTING                   16,093,311       14,696,056         16,320,357

 Less accumulated depreciation, depletion,
  amortization and impairment 			                    446,562          237,908            502,552
                                               --------------   --------------   ----------------
   Net oil and gas properties                     15,636,749       14,458,148         15,817,805
                                               --------------   --------------   ----------------
OTHER ASSETS
 Other property and equipment, less accumulated
  depreciation of $37,150,$27,024 and $12,255
  at October 31, 2000, April 30, 2000 and 1999,
  respectively                                        51,521           51,386             57,744
 Long term accounts receivable                       197,235           77,236            197,235
 Deferred loan costs - net                           298,084          243,479            122,866
 Organization costs - net                               -               9,588               -
 Other assets                                          6,926           16,709             16,432
                                               --------------   --------------   ----------------
     Total other assets                              553,766          398,398            394,277
                                               --------------   --------------   ----------------
TOTAL ASSETS                                   $  16,690,764    $  15,201,112    $    16,975,524
                                               ==============   ==============   ================

    The accompanying notes are an integral part of the financial statements

                          Vector Energy Corporation
                         CONSOLIDATED BALANCE SHEETS
                           April 30, 2000 and 1999
                              October 31, 2000


                                                                                 October 31, 2000
                                               April 30, 2000   April 30, 1999      (Unaudited)
                                               --------------   --------------   ----------------
      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Line of Credit                                $   6,729,596    $   6,880,000    $     6,689,596
 Notes payable                                       674,813          596,988            608,645
 Production payments payable                            -                -               100,000
 Accounts payable - trade                          1,170,222        1,570,125            995,295
 Royalties payable                                   239,218          242,069            429,602
 Working interest revenues payable                   143,745           51,092            200,075
 Taxes payable                                       102,994           81,241            134,327
 Advances from related party                         145,992             -               152,992
 Accrued payroll                                      79,279           17,995            109,279
 Accrued dividends payables                            5,468          184,688               -
 Accrued interest                                    107,320          101,956            141,710
                                               --------------   --------------   ----------------
     Total current liabilities                     9,398,647        9,726,154          9,561,521
                                               --------------   --------------   ----------------
STOCKHOLDERS' EQUITY
 Preferred stock class AA, 6% cumulative
  convertible;$100 par value per share, 30,000
  shares authorized; 30,000 shares issued
  and outstanding at April 30, 1999                     -           3,000,000               -
 Preferred stock class B, noncumulative
  nonconvertible; $1 par value per share,
  500,000 shares authorized; 500,000 shares
  issued and outstanding                              50,000           50,000             50,000
 Preferred stock class C, 5% cumulative
  convertible; $100 par value per share,
  10,000 shares authorized; 1,250 shares
  issued and outstanding at April 30, 1999              -              95,000               -
 Common stock, no par value; 100,000,000
  shares authorized; 19,244,757, 5,709,863
  and 25,255,911 shares issued and outstanding
  at April 30, 2000 and 1999 and October 31, 2000,
  respectively                                     2,358,716        2,128,680          2,418,828
 Additional paid-in capital                       16,041,810        2,791,670         17,887,684
 Retained earnings                               (11,158,409)      (2,590,392)       (12,942,509)
                                               --------------   --------------   ----------------
     Total stockholders' equity                    7,292,117        5,474,958          7,414,003
                                               --------------   --------------   ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $  16,690,764    $  15,201,112    $    16,975,524
                                               ==============   ==============   ================


   The accompanying notes are an integral part of the financial statements

                       Vector Energy Corporation
                   CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended April 30, 2000 and 1999
              Six Months Ended October 31, 2000 and 1999

                                                                                   Six Months         Six Months
                                                                                      Ended              Ended
                                                Year Ended        Year Ended     October 31, 2000   October 31, 1999
                                              April 30, 2000    April 30, 1999     (Unaudited)        (Unaudited)
                                              --------------    --------------   ----------------   ----------------
REVENUES
 Oil sales 			                                $     191,013     $     191,023    $       130,171    $        74,387
 Gas sales                                        1,006,006           753,540            727,516            505,388
 Production byproducts                               47,213            24,391             14,464              6,120
 Interest income                                      1,331             5,240                 66                260
                                              --------------    --------------   ----------------   ----------------
     Total revenues                               1,245,563           974,194            872,217            586,155
                                              --------------    --------------   ----------------   ----------------
EXPENSES
 Production taxes                                    36,186            44,623             30,542             18,794
 Lease operating expense                            711,490           803,200            297,632            343,069
 Depletion of oil and gas properties                208,654           237,908             55,990            104,353
 Interest expense                                   952,705           574,373            379,750            380,137
 General and administrative expense               7,754,365         1,719,794          1,540,943          4,469,798
                                              --------------    --------------   ----------------   ----------------
     Total expenses                               9,663,400         3,379,898          2,304,857          5,316,151
                                              --------------    --------------   ----------------   ----------------
Net Loss Before Cumulative Effect of
 Change in Accounting Principle                  (8,417,837)       (2,405,704)        (1,432,640)        (4,729,996)

Cumulative Effect on Prior Years
 (to April 30, 2000) of a Change in
 Accounting Principle                                  -                 -              (351,460)              -
                                              --------------    --------------   ----------------   ----------------
NET LOSS                                      $  (8,417,837)    $  (2,405,704)   $    (1,784,100)   $    (4,729,996)
                                              ==============    ==============   ================   ================
PER SHARE AMOUNTS - BASIC:
 Net Loss Before Cumulative Effect of
  Change in Accounting Principle                     $(0.84)           $(0.54)            $(0.02)            $(0.68)
 Cumulative Effect on Prior Years
  (to April 30, 2000) of a Change in
  Accounting Principle                                  -                 -                (0.02)               -
                                                     -------           -------            -------            -------
Net Loss                                             $(0.84)           $(0.54)            $(0.08)            $(0.68)
                                                     =======           =======            =======            =======
PRO FORMA AMOUNTS:
 Net Loss Assuming Accounting Change
  is Applied Retroactively                    $  (8,579,297)    $  (2,595,704)   $    (1,784,100)   $    (4,729,996)
                                              ==============    ==============   ================   ================
 Net Loss Per Share                                  $(0.86)           $(0.58)            $(0.08)            $(0.68)
                                                     =======           =======            =======            =======

WEIGHTED AVERAGE NUMBER SHARES OUTSTANDING       10,005,755         4,482,523         21,753.469          6,958,064
                                              ==============    ==============   ================   ================



   The accompanying notes are an integral part of the financial statements

                           Vector Energy Corporation
                     CONSOLIDATED STATEMENTS OF CASH FLOW
                      Years Ended April 30, 2000 and 1999
                  Six Months Ended October 31, 2000 and 1999

                                                                                   Six Months         Six Months
                                                                                      Ended              Ender
                                                 Year Ended       Year Ended     October 31, 2000   October 31, 1999
                                               April 30, 2000   April 30, 1999     Unaudited)         (Unaudited)
                                               --------------   --------------   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                      $  (8,417,837)   $  (2,405,704)   $    (1,784,100)   $    (4,729,996)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
   Cumulative effect of change in
    Accounting Principle                                -                -               351,460               -
   Depletion of oil and gas properties               208,654          237,908             55,990            104,353
   Amortization expense                              443,858          133,836            175,218            243,745
   Depreciation expense                               14,769           12,255             10,126              6,844
   Stock issued for consulting fees                6,643,251          733,125            989,220          3,989,104
   Stock issued for loan default fee                 237,500             -                  -                  -
   (Increase)decrease in accounts receivable        (225,871)         270,602           (102,263)            11,448
   (Increase)decrease in employee advances            51,908          (51,908)              -                51,908
   (Increase)decrease in other assets                (85,223)         (16,709)            (9,506)           (33,130)
   Increase(decrease) in accounts payable            (69,165)         392,431             39,337             88,713
   Increase(decrease in royalties and
    revenues payable                                 131,733         (109,925)           246,714            (26,659)
   Increase(decrease) in other
    current liabilities                              106,401          201,192             90,255             76,483
                                               --------------   --------------   ----------------    ---------------
    Net cash (used by) provided from
      operating activities                          (960,022)        (602,897)           131,611           (163,569)
                                               --------------   --------------   ----------------    ---------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of oil and gas properties                  -            (693,002)              -                  -
 Cash acquired in property acquisitions                 -             258,938               -                  -
 Development costs incurred                         (146,779)            -              (170,670)           (20,142)
 Sale of oil and gas properties                      493,645             -                30,000            358,645
 Property and equipment, other                       (14,904)         (63,641)           (16,349)              -
                                               --------------   --------------   ----------------    ---------------
     Net cash provided from (used by)
      investing activities                           331,962         (497,705)          (157,019)           338,503
                                               --------------   --------------   ----------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of notes payable                           149,587          500,000               -                  -
 Note repayments                                     (71,762)         (81,211)           (21,168)           (35,500)
 Borrowings under production payments                   -                -               100,000               -
 Draw on line of credit                              149,596          109,478               -               149,596
 Payment on line of credit                          (300,000)            -               (40,000)          (200,000)
 Advances from related party                         145,992             -                 7,000               -
 Issuance of preferred stock Class C                    -              95,000               -                  -
 Repurchase of common stock                          (50,000)            -                  -                  -
 Issuance of common stock                            685,000          503,000            140,506               -
                                               --------------   --------------   ----------------    --------------
    Net cash provided by financing activities        708,413        1,126,267            186,338           (85,904)
                                               --------------   --------------   ----------------    --------------
NET INCREASE IN CASH
 AND CASH EQUIVALENTS                                 80,353           25,665            160,930            89,030

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                  25,665             -               106,018            25,665
                                               --------------   --------------   ----------------    --------------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD                                 $     106,018    $      25,665    $       266,948     $     114,695
                                               ==============   ==============   ================    ==============


The accompanying notes are an integral part of the financial statements

                            Vector Energy Corporation
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      Years Ended April 30, 2000 and 1999
                 Six Months Ended October 31, 2000 (Unauduted)

                                                Preferred Stock         Common Stock
                                            ---------------------- ---------------------                                Total
                                    Price    Number                  Number                Retained         Paid      Stockholders'
                                  per share of shares   Amount     of shares   Amount      Earnings      in capital     Equity
                                  --------- --------- ------------ ---------- ---------- -------------	-----------  --------------
Stock outstanding in the public
 public shell, May 8, 1998        $   -       80,000  $     8,000     609,116  $   2,220 $    -         $     -      $     10,220

Issued for services
 preferred class B
 on May 8, 1998                      0.10    500,000       50,000                                                          50,000

Private placement for cash
 on May 8, 1998                      2.01                             250,003    503,000                                  503,000

Issued for services
 on May 8, 1998                      0.10                           2,230,023    220,002                                  220,002

Issued for acquisition of
 properties on May 8, 1998           3.00                             313,124    939,372                                  939,372

Issued for acquisition of
 properties, preferred
 class AA on May 8, 1998           100.00     30,000    3,000,000                                                       3,000,000

Issued to bank in acquisition
 on May 8, 1998                      3.00                             100,001    300,000                                  300,000

Conversion of previous
 preferred class A to
 common on June 10, 1998                     (80,000)      (8,000)     48,010      8,000                                     -

Issued for acquisition of
 properties on July 1, 1998          1.25                              79,920     99,900                                   99,900

Private placement of class C
 preferred on July 17, 1998         76.00      1,250       95,000                                                          95,000

Issued for services
 on July 17, 1998                    1.75                              10,000     17,500                                   17,500

Issued in settlement of
 accounts payable from
 various vendors
 in July thru October 1998           2.96                              12,657     18,115                     19,331        37,446

Issued for acquisition of
 properties on July 24, 1998         1.75                              36,094        361                     62,804        63,165

Issued for consulting services
 On August 19, 1998                  1.69                              25,000        250                     41,937        42,187

Issued for consulting services
 on September 28, 1998               1.25                             261,000      2,610                    323,600       326,250

Issued for acquisition of
 properties on Nov. 4, 1998          1.50                           1,226,667     12,267                  1,827,734     1,840,001

Issued in settlement of
 accounts payable
 on December 21, 1998                3.00                                 474          5                      1,418         1,423

     The accompanying notes are an integral part of the financial statements

                           Vector Energy Corporation
                       STATEMENT OF STOCKHOLDERS' EQUITY
                   For the years ended April 30, 2000 and 1999
                  Six Months Ended October 31, 2000 (Unaudited)

                                                Preferred Stock         Common Stock
                                            ---------------------- ---------------------                                Total
                                    Price    Number                  Number                Retained         Paid      Stockholders'
                                  per share of shares   Amount     of shares   Amount      Earnings      in capital     Equity
                                  --------- --------- ------------ ---------- ---------- -------------	-----------  --------------
Issued for consulting services
 on January 21, 1999                 0.88                             405,000      4,050                    350,325        354,375

Issued in settlement of
 accounts payable
 in February, 1999                   3.00                              12,774        128                     38,193         38,321

Issued for consulting services
 in March, 1999                      1.41                              90,000        900                    126,288        126,188

Net loss                                                                                  (2,405,704)                   (2,405,704)

Preferred stock dividends                                                                   (184,688)                     (184,688)
                                            --------- ------------ ---------- ---------- -------------	 -----------  --------------
Balances as of
 April 30, 1999                               531,250 $  3,145,000  5,709,863 $2,128,680 $  (2,590,392) $ 2,791,670  $   5,474,958

Issued as loan extension fee
 in May, 1999                        1.13                             100,000      1,000                    111,500        112,500

Issued in settlement of
 accounts payable
 in May, 1999                        1.13                              28,809        288                     32,122         32,410

Issued to  third party as loan
 collateral fee in June, 1999        1.25                             279,000      2,790                    311,085        313,875

Issued in settlement of
 Accounts payable
 in June, 1999                       1.13                               2,000         20                      2,230          2,250

Issued for consulting services
 in July, 1999                       1.88                             280,000      2,800                    522,200        525,000

Issued for deferred payroll
 in July, 1999                       1.23                              55,020        550                     67,280         67,830

Conversion of previous
 Preferred Class C to
 Common, in August, 1999                        (625)    (47,500)      15,625     47,500                       -              -

Issued for consulting services
 in August, 1999                     1.31                               8,000         80                     10,420         10,500

Contingent consideration for
 Acquisition of properties
 in August, 1999                     2.38                             500,000      5,000                  1,182,500      1,187,500

Issued for consulting services
 in September, 1999                  1.54                           2,294,000     22,940                  3,430,665      3,453,605

Issued in settlement of
 Accounts payable
 in September, 1999                  2.38                              61,334        613                    145,055        145,668


   The accompanying notes are an integral part of the financial statements

                           Vector Energy Corporation
                       STATEMENT OF STOCKHOLDERS' EQUITY
                   For the years ended April 30, 2000 and 1999
                  Six Months Ended October 31, 2000 (Unaudited)


                                                Preferred Stock         Common Stock
                                            ---------------------- ---------------------                                Total
                                    Price    Number                  Number                Retained         Paid      Stockholders'
                                  per share of shares   Amount     of shares   Amount      Earnings      in capital     Equity
                                  --------- --------- ------------ ---------- ---------- -------------	 -----------  -------------
Issued to bank as loan
 Amendment fee
 In September, 1999                  1.25                              50,000        500                     62,000         62,500

Issued for loan default fee
 In November, 1999                   1.19                             200,000      2,000                    235,500        237,500

Issued for consulting services
 in November, 1999                   0.72                             228,000      2,280                    161,458        163,738

Issued for consulting services
 in December, 1999                   0.42                             156,904      1,569                     63,924         65,493

Conversion of previous
 Preferred Class C to
 Common, in January, 2000                       (625)    (47,500)      15,625     47,500                       -              -

Issued for consulting services
 in January, 2000                    0.44                             200,000      2,000                     85,500         87,500

Issued for consulting services
 in February, 2000                   0.46                           2,700,000     27,000                  1,204,220      1,231,220

Conversion of previous
 Preferred Class AA to
 Common, in March, 2000                      (30,000) (3,000,000)   3,000,000     30,000                  2,970,000           -

Issued for accrued dividends
 On preferred stock
 In March, 2000                      0.37                             890,271      8,903                    320,497        329,400

Issued for consulting services
 in March, 2000                      1.00                           1,000,000     10,000                    990,000      1,000,000

Issued for acquisition of
 properties in March, 2000           1.00                             550,000      5,500                    554,500        550,000

Repurchase of common stock
 In March, 2000                      3.00                             (16,667)      (167)                   (49,833)       (50,000)

Issued for consulting services
 in April, 2000                      0.63                             250,000      2,500                    153,750        156,250

Sales of common stock
 for cash                            1.02                             673,973      6,740                    678,200        685,000

Net loss                                                                                  ( 8,417,837)                  (8,417,837)

Preferred stock dividends                                                                    (150,180)                    (150,180)
                                            --------- ------------ ---------- ---------- -------------	------------  -------------
Balances as of
 April 30, 2000                               500,000 $     50,000 19,244,757 $2,358,716 $(11,158,409) $16,041,810   $   7,292,117


   The accompanying notes are an integral part of the financial statements

                           Vector Energy Corporation
                       STATEMENT OF STOCKHOLDERS' EQUITY
                   For the years ended April 30, 2000 and 1999
                  Six Months Ended October 31, 2000 (Unaudited)


                                                Preferred Stock         Common Stock
                                            ---------------------- ---------------------                                Total
                                    Price    Number                  Number                Retained         Paid      Stockholders'
                                  per share of shares   Amount     of shares   Amount      Earnings      in capital     Equity
                                  --------- --------- ------------ ---------- ---------- -------------	 -----------  -------------
Issued for consulting services
 In May, 2000                        0.46                             600,000      6,000                   268,470         274,470

Issued in settlement of
 Accounts payable
 In May, 2000                        0.26                             300,000      3,000                    76,264          79,264

Issued for consulting services
 in June, 2000                       0.38                             250,000      2,500                    92,750          95,250

Issued for consulting services
 in July    , 2000                   0.33                             990,000      9,900                   320,400         330,300

Issued in settlement of
 Accounts payable
 in July, 2000                       0.31                              24,510        245                     7,255           7,500

Issued for consulting services
 in August, 2000                     0.23                              40,000        400                     8,800           9,200

Issued in settlement of
 Accounts payable
 in August, 2000                     0.31                              24,085        241                     7,259           7,500

Issued for consulting services
 in September, 2000                  0.18                           1,200,000     12,000                   204,000         216,000

Issued in settlement of
 Accounts payable
 in September, 2000                  0.20                              37,313        373                     7,127           7,500

Issued for consulting services
 in October, 2000                    0.16                             400,000      4,000                    60,000          64,000

Issued in settlement of
 Accounts payable
 in October, 2000                    0.36                             441,667      4,417                   153,083         157,500

Contingent consideration for
 Acquisition of properties
 in May thru October, 2000           0.39                              97,911        977                    37,070          38,047

Issued for development of
 Properties in May
 Through October, 2000               0.18                             327,773      3,278                    55,051          58,329

Sales of common stock
 for cash                            0.11                           1,278,095     12,781                   127,725         140,506

Stock options issued                                                                                       420,620         420,620

Net loss                                                                                  ( 1,784,100)                  (1,784,100)
                                            --------- ------------ ---------- ---------- ------------- -----------   --------------
Balances as of
 October 31, 2000                             500,000 $     50,000 19,244,757 $2,358,716 $(11,158,409) $16,041,810   $   7,292,117
                                            ========= ============ ========== ========== ============= ===========   ==============

     The accompanying notes are an integral part of the financial statements

                        Vector Energy Corporation
               Notes to Consolidated Financial Statements
     April 30, 2000 and 1999 (Audited) and October 31, 2000 (Unaudited)


1. Business and Organization

Vector Energy Corporation, a Texas corporation (together with its subsidiary, Vector Exploration, Inc., collectively, "the Company") was formed on June 18, 1998 as a result of an agreement and plan of reorganization more fully described in Note 3. The Company is primarily engaged in the acquisition, development, production and exploration of oil and natural gas properties in the United States.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Although the Company's accounts receivable are exposed to credit loss, the Company does not believe such risk to be significant. Most of the Company's accounts receivable are a broad and diverse group of oil and gas companies, and accordingly, do not represent a significant credit risk. In addition, the Company has accounts receivable from parties holding working interests in the Company's properties, and as such, may be collected via offset from future obligations to the parties.

Oil and Gas Properties

The Company follows the full cost method of accounting for its oil and gas properties. All costs associated with property acquisition, exploration, and development activities are capitalized in a single, United States cost center. Internal costs directly identified with the acquisition, exploration and development activities of the Company are also capitalized. Capitalized costs are amortized on the unit-of-production basis using proved oil and gas reserves. Capitalized costs are limited to the present value of estimated future net revenues less estimated future expenditures using a discount factor of ten percent. Sales and abandonments of oil and gas properties are treated as reductions of the capitalized cost pool. At April 30, 2000 and 1999, there were no costs of unproved properties or major development projects included in the capitalized cost pool.

In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121") - Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, the Company assesses the need for an impairment of capitalized costs of oil and gas properties on a combined basis, with separate consideration given to unproved properties and major development projects, of which there were none at April 30, 2000 and 1999. If impairment isindicated based upon undiscounted future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed discounted expected future cash flows. No impairment was considered necessary for the years ended April 30, 2000 and 1999 or for the six months ended
October 31, 2000 and 1999.

Other Property and Equipment

Other property and equipment of the Company consists primarily of computer equipment, vehicles and furniture and fixtures, which are depreciated over estimated useful lives, ranging from three to seven years, on a straight-line basis.

                         Vector Energy Corporation
             Notes to Consolidated Financial Statements (Continued)
       April 30, 2000 and 1999 (Audited) and October 31, 2000 (Unaudited)

Income Taxes

Deferred income taxes are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using enacted tax rates.

Loss Per Share

Loss per share has been calculated using the weighted average number of shares outstanding. Outstanding warrants and other potentially dilutive securities have been excluded from the calculation of loss per share, as their effect would be anti-dilutive.

Organizational Costs

Certain organizational costs incurred by the Company have been capitalized and are being amortized over a sixty-month period.

Transactions in the Company's Stock

Transactions in the Company's common stock are recorded at the fair value of the stock issued in the transaction, or at the value of the goods and services received, whichever is the more readily determinable amount.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The following is a summary of all significant noncash investing and financing activities and payments made for interest and income taxes for the years ended April 30, 2000 and 1999 and the six months ended October 31, 2000 and 1999:

                                                   Year Ended April 30,      Six Months Ended October 31,
                                                --------------------------   ---------------------------
                                                    2000          1999           2000           1999
                                                -----------   ------------   ------------   ------------
Noncash activities:
   Common stock issued for compensation	        $    67,830   $ 1,137,502    $      -              -
   Common stock isued for consulting fees       $ 6,643,251   $      -           989,220        525,000
   Commmon stock issued for deferred loan cost  $   488,875   $      -              -           426,375
   Properties acquired for stock and
     assumption of liabilities	                 $ 1,737,500   $14,003,094         38,047
   Common stock issued for development
     of properties                              $      -             -            58,329           -
   Stock issued in settlement of
     accounts payable	                          $   245,821   $    77,190        259,264         90,003

Cash Payments:
   Interest                                     $   709,841   $   466,431        345,360         46,583
   Income Taxes                                 $      -      $      -              -              -


3. Acquisitions of Oil and Gas Properties

On May 8, 1998, the Company acquired various working and royalty interests in wells located in Texas, Louisiana and Oklahoma. To effect the transaction, the Company issued 30,000 shares of class AA preferred stock, valued at $3,000,000, and 313,124 shares of common stock, valued at $939,372. In addition, the Company assumed $6,100,000 in bank debt and $511,465 in accounts payable, net of accounts receivable and cash acquired. The Company capitalized $251,704 in expenses incurred in conjunction with this transaction. Subsequently, the Company issued 116,014 shares of common stock, valued at $163,065, for additional working interests in certain of the properties acquired.

                       Vector Energy Corporation
           Notes to Consolidated Financial Statements (Continued)
     April 30, 2000 and 1999 (Audited) and October 31, 2000 (Unaudited)

On November 4, 1998, the Company acquired various working interests in wells located in Louisiana, Texas and Oklahoma. To effect the transaction, the Company issued 1,226,667 shares of common stock, valued at $1,840,000, and a $120,000 non-interest bearing note payable to the sellers. In addition, the Company assumed $690,522 in bank debt and $600,954 in accounts payable. The Company capitalized $15,145 in expenses incurred in conjunction with this transaction. The purchase and sale agreement also provides that the sellers may receive up to 500,000 additional shares of common stock based on the value of proved developed producing reserves attributable to the properties acquired, as determined by an independent engineering evaluation as of September 30, 1999. The Company was also required to expend a minimum of $500,000 in capital investment on the properties acquired within nine months or the sellers would be entitled to receive an additional 500,000 shares of common stock. Subsequently, the Company exchanged the working interests acquired in certain properties in Texas and $30,000 for additional working interests in the properties acquired in Louisiana. On August 23, 1999, the Company issued 500,000 shares of common stock valued at $1,187,500 to the sellers under the terms of the purchase and sale agreement. The Company does not believe any additional shares will be issued to the sellers under this agreement.

On March 7, 2000, the Company closed a purchase and sale agreement with a company, which is a debtor in possession in a Chapter 11 Bankruptcy. Under the agreement, the Company acquired all of the Bankrupt Debtor's interest in a block located in the Offshore Texas, Mustang Island Area for 550,000 shares of common stock valued at $550,000. In accordance with the agreement, the Company immediately repurchased 16,667 shares of common stock at $3.00 per share, for a total of $50,000, for payment of administrative expenses in the Bankruptcy proceeding. Under the terms of the agreement, in the event that the daily rate of production from the properties acquired averages at least 5,000 Mcf per day over a complete calendar month the seller has the right to put 150,000 shares of common stock to the Company at $3.00 per share. If the seller fails to exercise such right, the Company has the right to call 150,000 shares of common stock at $3.00 per share. In addition, the Company may be required to issue a maximum of 370,000 additional shares of common stock to the seller based upon the required future development costs associated with the properties acquired, as determined by an independent engineering firm. In addition, the Company purchased $120,000 in secured debt from three of the seller's secured creditors for face value.

4. Oil and Gas Producing Activities

Set forth below is certain information regarding the aggregate capitalized costs of oil and gas properties, as of April 30, 2000 and 1999 and October 31, 2000, and costs incurred in oil and gas property acquisition, development and exploration activities for the years ended April 30, 2000 and 1999, and the six months ended October 31, 2000 and 1999:

                                                April 30, 2000  April 30, 1999  October 31, 2000
                                                --------------  --------------  ----------------
Capitalized Costs:
   Proved properties                            $  16,083,311   $  14,696,056   $    16,320,357
   Unproven properties                                      0               0                 0
   Accumulated dapreciation, depletion  and
      amortization                                   (446,562)       (237,908)         (502,552)
                                                --------------  --------------  ----------------
                                                $  15,636,749   $  14,458,148   $    15,817,805
                                                ==============  ==============  ================

                                                                   Six Months         Six Months
                                  Year Ended      Year Ended         Ended              Ended
                                April 30, 2000  April 30, 1999  October 31, 2000   October 31, 1999
                                --------------  --------------  ----------------   ----------------
Costs Incurred:
   Property acquisitions
      Proved properties         $   1,737,500   $  14,005,343   $        38,047    $     1,187,500
      Unproven properties                   0               0                 0                  0
   Development costs                  146,779         360,713           228,999             20,142
   Exploration costs                        0               0                 0                  0
                                --------------  --------------  ----------------   ----------------
                                $   1,884,279   $  14,696,056   $       267,046    $     1,207,642
                                ==============  ==============  ================   ================

                            Vector Energy Corporation
                Notes to Consolidated Financial Statements (Continued) April 30, 2000 and 1999 (Audited) and October 31, 2000 (Unaudited)

The following presents the results of operations of oil and gas producing activities for the years ended April 30, 2000 and 1999 and the six months ended October 31, 2000 and 1999:

                                                                                  Six Months        Six Months
                                                  Year Ended      Year Ended        Ended             Ended
                                                April 30, 2000  April 30, 1999  October 31,2000   October 31, 1999
                                                --------------  --------------  ---------------   ----------------
   Oil and Gas sales                            $   1,244,232   $     968,954   $      872,151    $      585,895
   Production costs                                  (747,676)       (847,823)        (328,174)         (361,863)
   Exploration                                              0               0                0                 0
   Depreciation, depletion and amortization          (208,654)       (237,908)         (55,990)         (104,353)
   Impairment of oil and gas  properties                    0               0                0                 0
                                                --------------  --------------  ---------------   ---------------
   Operating Income (Loss)                            287,902        (116,777)         487,987           119,679
   Income tax                                               0               0                0                 0
                                                --------------  --------------  ---------------   ---------------
Net Income (Loss)                               $     287,902   $    (116,777)  $      487,987    $      119,679
                                                ==============  ==============  ===============   ===============

5. Notes Payable

Total debt at April 30, 2000 and 1999 and October 31, 2000 consists of the following:

                             April 30, 2000   April 30, 1999   October 31, 2000
                             --------------   --------------   ----------------
       Line-of-credit        $   6,729,596    $   6,880,000    $     6,689,596
       other                       674,813          596,988            608,645

       Less current portion     (7,404,409)      (7,476,988)        (7,298,241)
                             --------------   --------------   ----------------
                             $           0    $           0    $             0
                             ==============   ==============   =================

Line of Credit

The Company has a $10 million revolving credit note with the First Union National Bank, which terminates on March 15, 2001. Interest on the note is payable monthly at a floating rate which was 9.59%, 8.565% and 10.14% at April 30, 2000 and 1999 and October 31, 2000, respectively. The borrowing base under the note is determined periodically based upon the collateral value assigned to the mortgaged properties, and was $6,729,596, $6,680,000 and $6,689596 at April 30, 2000 and 1999 and October 31, 2000, respectively. The borrowing base may be redetermined at the Bank's sole discretion. Principle payments were scheduled at $125,000 per month beginning in December 1999. In addition, the note places certain restrictions on the use of the revenues from the mortgaged properties. The Company does not anticipate that the borrowing base under the note can be increased without incurring significant development costs.

The line-of-credit with First Union National Bank has the following financial covenants. The Company is required to submit to the bank audited financial statements in accordance with GAAP, and have nothing indicative of an ongoing concern in the audit report. The Company's debt service ratio (ratio of EBITDA to consolidated debt service) shall not be less than 1.25 to 1.00 at all times throughout the remaining term of the loan. The Company's interest coverage ratio (ratio of EBITDA to consolidated interest expense) shall not be less than 3.00 to 1.00 at all times throughout the remaining term of the loan. The Company shall maintain a positive current ratio (current assets to current liabilities). The current ratio should not exceed 1.00 to 1.00 at any time during the loan (excluding any past due payables through May 31, 1999, only).

The bank waived default of all financial covenants through November 30, 1999. However, the Company has not made any of the scheduled principal payments, which were due beginning in December 1999, with the exception of $10,000 per month which has been paid since June 2000. The Company's failure to meet the scheduled principal payments constitutes an event of default under the note agreement. However, the bank has not issued a notice of default, and the Company is currently in negotiation with the bank to restructure the loan. Accordingly, the Company has reflected the entire line of credit amount as a current liability.

                        Vector Energy Corporation
            Notes to Consolidated Financial Statements (Continued)
     April 30, 2000 and 1999 (Auditied) and October 31, 2000 (Unaudited)

Other notes payable

The Company is obligated under a 10%, unsecured promissory note payable to the brother of the Company's president. In conjunction with the issuance of the note, the Company issued a warrant to purchase 100,000 shares of the Company's common stock at $0.10 per share. Such warrant expires on October 30, 2008. The note had an original maturity date of April 30, 1998, which was extended by the Company until October 30, 1999 by the issuance of 100,000 shares of common stock to the holder. Under the terms of the note, the Company issued an additional 200,000 shares of common stock to the holder due to its failure to pay the balance due by the extended maturity date.
The principal balance was $500,000 at April 30, 2000 and 1999 and at October 31, 2000. Accrued interest on the note was $74,521, $24,384 and $99,726 at April 30, 2000 and 1999 and October 31, 2000, respectively.

The Company was obligated under an unsecured non-interest bearing promissory note, payable in equal monthly installments of $10,000 per month. Interest has been accrued on this obligation at 8%. The outstanding balance on this note at April 30, 2000 and 1999 was $45,000 and $84,000, respectively. Such note was paid in full in May 2000.

The Company is obligated under unsecured installment notes, which were issued to various vendors in settlement of accounts payable. The notes, which bear interest at rates ranging from 0% to 13.6%, call for monthly payments totaling $13,684, $3,288 and $11,484 at April 30, 2000 and 1999 and
October 31, 2000, respectively. The outstanding principal balances totaled $129,813, $12,988 and $108,645 at April 30, 2000 and 1999 and October 31,
2000, respectively.

6. Income Taxes

The Company has available at April 30, 1999 an approximate $2,400,000 unused operating loss carryforward that may be applied against future taxable income, and that expires in the year 2018. The tax benefit of unused operating loss carryforwards of approximately $816,000 has been offset by a full valuation allowance.

7. Stockholder's Equity

Preferred Stock

The Company has 20,000,000 authorized shares of preferred stock of which 30,000 shares are designated as Class AA Cumulative Convertible Preferred
Stock (Class AA Preferred Stock), par value $100.00 per share. The holders of the Class AA Preferred Stock are entitled to receive a 6%, or $6.00 per share cumulative cash dividend payable quarterly. The 6% Class AA Preferred Stock is redeemable in whole, but not in part, at the option of the Corporation by unanimous resolution of its Board of Directors at any time after December 31, 1998, at $100 per share, plus all dividends accrued and unpaid up to the date fixed for redemption. The Class AA Preferred Stock may also be converted at the option of each holder, into 100 fully paid and non-assessable shares of the Corporation's common stock, no par value per share. Each share of Class AA Preferred Stock is entitled to cast a number of votes equal to the number of shares of common stock into which the Class
AA Preferred Stock is convertible. As of April 30, 1999, 30,000 shares of the Class AA Preferred Stock were issued and outstanding. On March 1,
2000, all of the outstanding Class AA Preferred Stock was converted into common stock. As of April 30, 1999, dividends totaling $180,000 ($6.00 per share) had been accrued but remained unpaid. Simultaneously with the conversion of the Class AA Preferred Stock, the Company issued 890,271 shares of common stock in settlement of accrued and unpaid dividends totaling $329,400 ($10.98 per share).

The Company is authorized to issue 500,000 shares of Class B Preferred Stock, par value $1.00 per share. Class B Preferred Stock is subordinate to Class
AA 6% Preferred Stock in priority, both of which are senior to any and all capital stock. The holders of Class B Preferred Stock are not entitled to receive any dividends. As of April 30, 2000 and 1999 and October 31, 2000, 500,000 shares of the Class B Preferred Stock were issued and outstanding.
The Class B Preferred Stock is redeemable in whole, but not in part, at the option of the Corporation by resolution of the Corporation's Board of Directors at anytime at $1.00 per share. Each share of Class B Preferred Stock has the voting rights equal to 100 shares of the Company's common stock. The holders of Class B shares are entitled to elect at least two directors to the Board of Directors of the Corporation. The holders of Class B Preferred Stock voting as a class will have the right to remove without cause at any time and replace any director such holders have elected.

                      Vector Energy Corporation
          Notes to Consolidated Financial Statements (Continued)
     April 30, 2000 and 1999 (Auduted) and October 31, 2000 (Unaudited)

The Company is authorized to issue out of the 20,000,000 authorized shares of preferred stock, 10,000 shares of Class C Cumulative Convertible Preferred Stock (Class C Preferred Stock). Class C Preferred Stock has a par value of $100.00 per share and is entitled to receive cumulative cash dividends at the annual rate of 5%, or $5.00 per share, payable quarterly at the rate of $1.25 per share. Class C Preferred Stock is redeemable in whole, but not in part by unanimous resolution of the Board of Directors at any time after July 31, 1999, at the rate of $100.00 per share plus all dividends accrued and unpaid at such date. Class C Preferred Stock has no voting rights. Class C
Preferred Stock is subordinate to all other shares of preferred stock in priority. The Class C Preferred Stock may be converted into common stock at the option of the shareholder at the rate of 25 common shares to one share of Class C Preferred Stock. At any time on or after July 31, 1999, each holder of shares of the 5% Preferred Stock may, at such holders option, tender any or all such shares for redemption at the rate of $100.00 per share plus all dividends accrued and unpaid up to the redemption date. As of April 30, 1999, 1,250 shares of Class C Preferred Stock were issued and outstanding.
On August 4, 1999, 625 shares of Class C Preferred Stock were converted into common stock and, on January 16, 2000, the remaining 625 shares of Class C Preferred Stock were converted into common stock. As of April 30, 1999, dividends of $4,687.50 ($3.75 per share) had been accrued, but remained unpaid.

Common Stock

The Company has 100,000,000 shares of authorized common stock, of which 19,244,757, 5,709,863 and 25,255,911 shares were issued and outstanding at April 30, 2000 and 1999 and October 31, 2000, respectively.

Stock Options and Warrants

In December 1998, the Company granted options to certain key employees to purchase 500,000 shares of the Company's common stock at the purchase price of $1.00 per share. These options were exercisable at anytime from May 1, 1999 until their expiration on May 1, 2007 and were non-transferable. In
March 2000, the Company granted options to certain key employees to purchase 1,242,000 shares of the Company's common stock at the purchase price of $0.50 per share. These options were exercisable at anytime from April 1, 2000 until their expiration on March 2, 2005 and were non-transferable. In August 2000, all options previously granted were forfeited and the Company granted options to purchase 1,880,000 shares of The Company's common stock at the purchase price of $0.23 per share. These options may be exercised at any time from September 25, 2000 until their expiration on August 25, 2005 and are non-transferable. The options, which were issued at a price equal to or exceeding the market value of the underlying stock on the date of the grant, are not intended to qualify as incentive stock options under Internal
Revenue Code Section 422.  The Company applied Accounting Principles Board
No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for options granted during the years ended April 30, 2000 and 1999. In August 2000, the Company implemented the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS No. 123) using a Black Scholes option pricing model. Accordingly, the Company recognized $69,160 in compensation cost during the six months ended October 31, 2001 for options granted. The table following presents the assumptions used in calculating the fair value of the options granted and the pro forma effect on net loss for the years ended April 30, 2000 and 1999 had the provisions of SFAS No. 123 been implemented:

                                 2001          2000          1999
                             ------------  ------------  ------------
    Assumptions Used:
     Expected Life (Years)              3             3             3
     Stock Volatility                285%           66%           47%
     Dividends                       None          None          None
     Risk Free Interest Rate        6.37%         6.75%         6.50%

    Net Loss:
     As Reported                     N/A   $(8,417,837)  $(2,405,704)
     Pro Forma                       N/A   $(8,579,327)  $(2,595,704)

Also outstanding at April 30, 2000 and 1999 and October 31, 2000 are warrants for the purchase of 400,000 shares of the Company's common stock at a purchase price of $0.10 per share. The warrants expire in May and November of 2008.

                        Vector Energy Corporation
            Notes to Consolidated Financial Statements (Continued) April 30, 2000 and 1999 (Audited) and October 31, 2000 (Unaudited)

8. Significant Customers

The Company currently markets the oil and gas production from its properties to fourteen customers, one of which represents sales in excess of 10% of the Company's total oil and gas revenues. This one customer represents approximately 46% of the Company's total oil and gas revenues. During the year ended April 30, 1999 the Company marketed the oil and gas production from its properties to twelve customers, three of which represented sales in excess of 10% of the Company's total oil and gas revenues. These three customers combined represented approximately 53% of the Company's total oil and gas revenues. The availability of oil and gas purchasers is such; however, another buyer could almost assuredly replace that any customer discontinuing purchases from the Company

9. Related Party Transactions

During the years ended April 30, 2000 and 1999 the Company sublet office space from a related party for $2,283 per month. Subsequent to year end, such lease terminated and the Company vacated the office space

During the year ended April 30, 2000, an officer and director of the Company made unsecured advances totaling $145,992 to the Company

10. Risk Management

The Company's market risk exposures relate primarily to commodity prices and interest rates. Therefore, the Company periodically uses commodity price swaps to hedge the impact of natural gas price fluctuations and uses interest rate swaps to hedge interest rates on floating rate debt. The Company does not engage in activities using complex or highly leveraged instruments. These instruments are generally put in place to limit risk of adverse natural gas price or interest rate movements, however, these instruments usually limit future gains from favorable natural gas prices or lower interest rates. Recognition of realized gains or losses in the Statement of Operations are deferred until the underlying physical product is purchased or sold. Unrealized gains or losses on derivative financial instruments are not recorded. The cash flow impact of derivative and other financial instruments is reflected as cash flows from operating activities in the Statement of Cash Flows.

11.  Going Concern

As shown in the financial statements, the Company incurred net losses of approximately $8,400,000, $2,400,000 and $1,400,000 for the years ended April 30, 2000 and 1999 and the six months ended October 31, 2000, respectively. Current liabilities exceeded current assets by approximately $8,898,000, $9,382,000 and $8,798,000 at April 30, 2000 and 1999 and October 31, 2000,
respectively. Amounts outstanding and payable to creditors are in arrears and the Company is in negotiations with creditors to obtain extensions and settlements of outstanding amounts. Of the $7,292,117, $5,474,958 and $7,414,003 in shareholders' equity at April 30, 2000 and 1999 and October 31, 2000, respectively, $15,636,749, $14,458,148 and $15,817,805, respectively, is attributable to the Company's investment in oil and gas properties. Such properties, as discussed in Note 4, generated a loss from operations for the year ended April 30, 1999. Although the properties generated operating income for the year ended April 30, 2000 and the six months ended October 31, 2000, management anticipates that significant additional expenditures will be necessary to develop the properties, which consist of only proved reserves, before significant positive operating cash flows will be achieved. These factors are an indication that the Company may be unable to continue in existence.

Management's plans to alleviate these conditions include the renegotiation of certain trade payables, settlements of debt amounts with stock, deferral of certain time payments, and sales of properties, as considered necessary by management. In addition, management is pursuing business partnering arrangements for the acquisition and development of additional properties as well as debt and equity funding through private placements

The accompanying financial statements are prepared as if the Company will continue as a going concern. They contain none of the adjustments, including adjustments to recorded assets and liabilities, which might be necessary if the Company were unable to continue.

                         Vector Energy Corporation
            Notes to Consolidated Financial Statements (Continued)
      April 30, 2000 and 1999 (Audited) and October 31, 2000 (Unaudited)

12 Oil and Gas Reserves Information (Unaudited)

The estimates of proved oil and gas reserves utilized in the preparation of the financial statements were estimated internally by the Company in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalation except by contractual agreement. All of the Company's reserves are located in the continental United States.

Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods indicated or that prices and costs will remain constant. There can be no assurance that actual production will equal the estimated amounts used in the preparation of reserve projections. In accordance with the Securities and Exchange Commission's guidelines, the Company's internal petroleum engineers' estimates of future net cash flows from the Company's proved properties and the present value thereof are made using oil and natural gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties. Average prices used in estimating the future net cash flows were $25.71 per barrel of oil and $2.89 per Mcf of gas and $14.73 per barrel of oil and $1.85 per Mcf of natural gas at April 30, 2000 and 1999, respectively.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those shown below. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions.
Accordingly, reserve estimates are often materially different from the quantities of oil and gas that are ultimately recovered. Reserve estimates are integral in management's analysis of impairments of oil and gas properties and the calculation of depreciation, depletion and amortization on those properties.

Within the next twenty-four months it is the Company's intention to have all then existing reserves reviewed by outside independent third party engineers. It is likely that such a review will result in substantially different reserve estimates than would result from an internal review. Such estimates may be substantially lower than those made by the Company's engineering staff and could result in material write downs in reserve values.

	                                           Oil   	   Gas
	                                          (Bbls)	   (Mcf)
                                          --------  --------
	                                           (in thousands)
	Proved Reserves:
	Estimated Quantities - April 30, 1998	      -  	      -
	Acquisitions	                                603	   24,542
	Production	                                  (16)	    (415)
	Revisions	                                 2,976	  (10,429)
                                          --------	 --------
 Estimated Quantities - April 30, 1999	     3,563	   13,698
 Acquisitions                                 344    23,823
 Sales of Reserves in Place                   (24)   (2,331)
 Production                                    (9)     (391)
 Revisions                                    (17)   (3,023)
                                          --------  --------
Estimated Quantities - April 30, 2000       3,857    31,776
                                          ========  ========
	Proved Developed Reserves:
 April 30, 2000                               381    24,378
	April 30, 1999	                              173	   13,211

                       Vector Energy Corporation
         Notes to Consolidated Financial Statements (Continued)
      April 30, 2000 and 1999 (Audited) and October 31, 2000(Unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves:

                                              As of April 30,
                                              2000        1999
                                           ----------  ----------
                                               (in thousands)

        Future cash inflows                $ 190,898   $  77,841
        Future production costs              (34,850)    (17,850)
        Future development costs             (14,443)    (10,064)
                                           ----------  ----------
        Future net cash flows                141,605      49,927
        10% annual discount for
           estimating timing of
           cash flows                        (67,092)    (28,708)
                                           ----------  -----------
        Standardized measure of
           discounted future
           net cash flows                  $  74,513   $  21,219
                                           ==========  ==========

                                            Year Ended April 30,
                                              2000        1999
                                           ----------  ----------
                                               (in thousands)
	Standardized measure of discounted
   Future net cash flows, beginning
   of year                                 $  21,219   $    -

	Changes due to operations:
   Sales, net of production costs               (497)       (121)
   Net changes in prices, net of
     production costs                         18,916       3,442
   Development costs incurred                    147         691
   Revisions of quantity estimates              (616)     (1,479)
   Acquisitions                               37,306      18,310
   Sales of reserves                          (1,270)       -
   Changes in production rates,
     timing and other                          1,654       2,702
   Accretion of discount                       2,022       1,432
                                           ----------  ----------
 Standardized measure of discounted
   Future net cash flows, end of year      $  74,513   $  21,219
                                           ==========  ==========

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this
Prospectus, in conjunction with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.  Neither the delivery of this
Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.  This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized to do so or to anyone to whom it is unlawful to make such offer or solicitation in such jurisdiction.
------------------------------------------------------------------------------
                             TABLE OF CONTENTS
------------------------------------------------------------------------------
                                                                         Page
                                                                         ----
AVAILABLE INFORMATION	..................................................... 3
PROSPECTUS SUMMARY	........................................................ 4
THE OFFERING	.............................................................. 4
THE COMPANY	............................................................... 5
RISK FACTORS	.............................................................. 6
USE OF PROCEEDS	...........................................................12
PRICE RANGE OF COMMON STOCK	...............................................13
DIVIDEND POLICY	...........................................................14
CAPITALIZATION	............................................................14
SELECTED CONSOLIDATED FINANCIAL DATA	......................................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	.................16
BUSINESS	..................................................................18
MANAGEMENT	................................................................27
EXECUTIVE COMPENSATION	....................................................29
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	............................29
DESCRIPTION OF CAPITAL STOCK	..............................................29
PRICIPAL SHAREHOLDERS AND SELLING STOCKHOLDERS	............................32
LEGAL MATTERS	.............................................................33
EXPERTS	...................................................................33
FINANCIAL STATEMENTS	......................................................33







                          Vector Energy Corporation

                      20,000,000 SHARES OF COMMON STOCK
_____________________________________________________________________________
                                  PROSPECTUS
                                March __, 2001
_____________________________________________________________________________

                                   PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 1.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Article 2.02-1 145 of the Texas Business Corporation Act, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under Securities Act. The Registrant's Bylaws provide that the Registrant will indemnify its directors and officers to the fullest extent permitted by law. The Bylaws also require the Registrant to advance litigation expenses to its directors and officers in the case of stockholder derivative actions or other actions. The indemnified party is required to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. In addition, the Registrant's Articles of Incorporation provides that, to the maximum extent allowed by Texas law, its directors shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director.

The foregoing summaries are necessarily subject to the complete text of the statute and the Articles of Incorporation and the Bylaws and are qualified in their entirety by reference thereto.

ITEM 2.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.



                                                               Amount
                                                            ------------
     SEC Registration fee..........................         $       919
     Accounting fees and expenses..................
     Legal fees and expenses.......................
     Printing expenses.............................
     Miscellaneous fees and expenses...............
                                                            ------------
     Total.........................................         $
                                                            ============
ITEM 3.	UNDERTAKINGS

(1) The Registrant hereby undertakes to file, during any period in which securities included in this Registration Statement may be sold, a post-effective amendment to this Registration Statement to:

    (a) include any prospectus required by Section 10(a)(3) of the Securities
        Act;

    (b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement, and

    (c) include any additional or changed material information on the plan of distribution.

(2) The Registrant also undertakes to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering, for the purposes of determining liability under the Securities Act.

(3)	The Registrant also undertakes to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)	Insofar as indemnification for liabilities arising under the Securities
    Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.	UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

Since March 2000, the Company has issued the following unregistered securities:

(1) In March 2000, the Company issued 2,674,561 shares of common stock to Lisbon Development Company, L.L.C. upon conversion of 20,625 shares of Class AA Cumulative Convertible Preferred Stock and accrued dividends totaling $226,463.

(2) In March 2000, the Company issued 1,137,904 shares of common stock to Lasco Energy Partners, L.P. upon conversion of 8,775 shares of Class AA Cumulative Convertible Preferred Stock and accrued dividends totaling $96,350.

(3) In March 2000, the Company issued 77,806 shares of common stock to First Union Investors, Inc. upon conversion of 600 shares of Class AA Cumulative Convertible Preferred Stock and accrued dividends totaling $6,588.

(4) In March 2000, the Company sold 273,973 shares of common stock to Malpaise Management, Inc. for $200,000.

(5) In March 2000, the Company issued 550,000 shares of common stock with a total value of $687,500 to Chartex Petroleum Company for the purchase of oil and gas properties.

(6) In March 2000, the Company sold 60,000 shares of common stock to EFS Financial Corporation for $20,000.

(7) In March 2000, the Company sold 60,000 shares of common stock to Eurocapital Holdings Group for $20,000.

(8) In March 2000, the Company sold 60,000 shares of common stock to Etonville Investment Corp. for $20,000.

(9) In March 2000, the Company sold 60,000 shares of common stock to Goldprint Enterprises Limited for $20,000.

(10) In April 2000, the Company sold 60,000 shares of common stock to EFS Financial Corporation for $20,000.

(11) In April 2000, the Company sold 60,000 shares of common stock to Eurocapital Holdings Group for $20,000.

(12) In April 2000, the Company sold 60,000 shares of common stock to Etonville Investment Corp. for $20,000.

(13) In April 2000, the Company sold 60,000 shares of common stock to Goldprint Enterprises Limited for $20,000.

(14) In May 2000, the Company issued 300,000 shares of common stock valued at $79,263 to Texas Energy and Environmental, Inc. in settlement of accounts payable.

(15) In May 2000, the Company issued 50,000 shares of common stock valued at $25,000 to The Watley Group, L.L.C. under a consulting agreement.

(16) In May 2000, the Company sold 60,000 shares of common stock to EFS Financial Corporation for $20,000.

(17) In May 2000, the Company sold 60,000 shares of common stock to Eurocapital Holdings Group for $20,000.

(18) In May 2000, the Company issued 110,000 shares of common stock valued at $61,820 to Staruni Corporation under a settlement agreement.

(19) In May 2000, the Company issued 64,000 shares of common stock to Taurus Operating, Inc. valued at $29,440 as contingent consideration for the purchase of oil and gas properties.

(20) In June 2000, the Company sold 60,000 shares of common stock to Etonville Investment Corp. for $20,000.

(21) In June 2000, the Company sold 60,000 shares of common stock to Goldprint Enterprises Limited for $20,000.

(22) In June 2000, the Company sold 60,000 shares of common stock to EFS Financial Corporation for $20,000.

(23) In June 2000, the Company sold 60,000 shares of common stock to Eurocapital Holdings Group for $20,000.

(24) In July 2000, the Company issued 100,000 shares of common stock valued at $30,000 to A-Z Professional Consultants, Inc. under a consulting agreement.

(25) In July 2000, the Company issued 25,000 shares of common stock valued at $7,500 to Hudson Consulting Group, Inc. under a consulting agreement.

(26) In July 2000, the Company issued 5,250 shares of common stock valued at $1,575 to Joseph Mimms as contingent consideration for the purchase of oil and gas properties.

(27) In August 2000, the Company sold 33,000 shares of common stock to Etonville Investment Corp. for $11,000.

(28) In August 2000, the Company issued 14,958 shares of common stock valued at $4,188 to ESCO Plans, Inc. as contingent consideration for the purchase of oil and gas properties.

(29) In August 2000, the Company issued 3,972 shares of common stock valued at $1,112 to Leonard Strauss as contingent consideration for the purchase of oil and gas properties.

(30) In August 2000, the Company issued 156 shares of common stock valued at $$44 to Robert Wotzat as contingent consideration for the purchase of oil and gas properties.

(31) In September 2000, the Company issued 6,250 shares of common stock valued at $1,188 as contingent consideration for the purchase of oil and gas properties.

(32) In September 2000, the Company issued 3,125 shares of common stock valued at $500 to William Parr as contingent consideration for the purchase of oil and gas properties.

(33) In October 2000, the Company issued 543,197 shares of common stock valued at $130,367 to Sylvan Schwartz, Jr. Sp Account under the terms of a production payment loan.

(34) In October 2000, the Company issued 407,398 shares of common stock valued at $63,147 to Whitefisch Partners under the terms of a production payment loan.

(35) In December 2000 the Company issued 400,000 shares of common stock to Old Jersey Oil Ventures, Ltd. upon the exercise of warrants at $0.10 per share.

(36) In December 2000, the Company issued 3,945,663 shares of common stock to Old Jersey Oil Ventures, Ltd. upon the conversion of a $500,000 note payable and $91,849 in accrued interest.

The Company relied on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act of 1933, as amended.

ITEM 15.	INDEX TO EXHIBITS

(a) Exhibits

Exhibit No.	 Description
------------ -----------
Exhibit 2.01	Articles of Incorporation of Vector Energy Corporation (1)
Exhibit 2.02	By-Laws of Vector Energy Corporation (1)
Exhibit 3.01	Certificate of Designation, Preferences, Rights and Limitations of
             Class AA 6% Cumulative Convertible Preferred Stock and Class B Preferred Stock of Vector Energy Corporation (1)
Exhibit 3.02	Certificate of Designation, Preferences, Rights and Limitations of
             Class C 5% Cumulative Convertible Preferred Stock of Vector
             Energy Corporation (2)
Exhibit 3.03	Certificate of Designation of Rights and Preferences of the Class
             A-1 Convertible Preferred Stock, No Par Value (5)
Exhibit 5.1	 Opinion of Sonfield & Sonfield as to the legality of securities being registered
Exhibit 6.01	Asset Purchase Agreement between Registrant and Vector (3)
Exhibit 6.02	Lisbon Agreement (3)
Exhibit 6.03	Taurus Agreement (3)
Exhibit 6.04	Agreement and Plan of Merger Between Sunburst Acquisitions II,
             Inc. and Vector Energy Corporation (1)
Exhibit 6.05	Purchase and Sale Agreement Between Texas Energy and
             Environmental, Inc. and Cougar Oil and Gas, Inc. as Sellers and Vector Energy Corporation as Buyer (4)
Exhibit 6.06	Credit Agreement Between Sunburst Acquisitions II, Inc., Vector
             Exploration, Inc., Lisbon Development, L.L.C. and First Union National Bank (5)
Exhibit 6.07	First Amended and Restated Credit Agreement Dated November 4,
             1998 Between Vector Energy Corporation and Vector Exploration,
             Inc. and Lisbon Development, L.L.C. and First Union National
             Bank (5)
Exhibit 6.08	First Amendment to First Amended and Restated Credit
             Agreement (5)
Exhibit 6.09	Second Amendment to First Amended and Restated Credit
             Agreement (5)
Exhibit 6.10	Third Amendment to First Amended and Restated Credit
             Agreement (5)
Exhibit 6.11	Fourth Amendment to First Amended and Restated Credit
             Agreement (5)
Exhibit 6.12	Fifth Amendment to First Amended and Restated Credit
             Agreement and First Note Modification Agreement (5)
Exhibit 10.1	Consent of Comiskey & Company
Exhibit 10.2	Consent of Sonfield & Sonfield (included in the opinion filed as
             Exhibit 5.1 hereto)

(1) Incorporated by reference to the Company's definitive proxy statement filed on June 9, 1998
(2) Incorporated by reference to the Company's form 10-KSB for the year ended April 30, 1999 and filed on September 2, 1999.
(3) Incorporated by reference to the Company's form 8-K dated May 8, 1998 and filed on May 26, 1998
(4) Incorporated by reference to the Company's form 8-K dated November 4, 1998 and filed on November 19, 1998
(5) To be filed by amendment by Registrant

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

                                SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned in the City of Houston, State of Texas, on the 13th day of March, 2001.

				                                       VECTOR ENERGY CORPORATION



                                      				By:	/s/  Samuel M. Skipper
                                             -----------------------
				                                              	Samuel M. Skipper
				                                         Chairman of the Board,
					                                        Chief Executive Officer, and
					                                        Director

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities indicated on March 13, 2001.

           NAME                   DATE                TITLE
---------------------------    --------------    ------------------------


/s/ Stephen F. Noser           March 13, 2001    President and Director
---------------------------
    Stephen F. Noser

/s/ Randal B. McDonald, Jr.    March 13, 2001    Chief Financial Officer
---------------------------
    Randal B. McDonald, Jr.                     (Principal Financial and
                                                 Accounting Officer)